Rule Number 424(b)(5)
                                          Registration Number  333-33141


   PROSPECTUS SUPPLEMENT        4,000,000 SHARES
   (To Prospectus dated August 7, 1997)



                                     [Logo]


                                  COMMON STOCK
                              ____________________

        All of the 4,000,000 shares of Common Stock offered hereby are being sold by Superior Services, Inc. ("Superior" or the "Company"). The Company's Common Stock, $.01 par value ("Common Stock"), is traded on the Nasdaq National Market under the symbol "SUPR." On September 11, 1997, the closing sale price of the Common Stock was $28.063 per share. See "Price Range of Common Stock."

                                  _____________

      See "Risk Factors" commencing on page S-7 hereof for a discussion of certain matters that should be considered by prospective investors.
                                  _____________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                           Price        Underwriting          Proceeds
                            to         Discounts and             to
                          Public        Commissions          Company(1)
    Per Share . . . .      $28.00          $1.40               $26.60

    Total(2)  . . . .   $112,000,000     $5,600,000          $106,400,000


   (1) Before deducting offering expenses payable by the Company, estimated at $350,000.
   (2) The Company has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $128,800,000, $6,440,000 and $122,360,000, respectively.  See "Underwriting."
                                 ______________

        The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about September 17, 1997.

   BT Alex. Brown

                       Goldman, Sachs & Co.

                                          Robert W. Baird & Co.
                                                  Incorporated

                                             Raymond James & Associates, Inc.



          The date of this Prospectus Supplement is September 12, 1997.

                             SUPERIOR SERVICES, INC.
                               OPERATING LOCATIONS
                                  JUNE 30, 1997






                               [MAP OF LOCATIONS]










                            _________________________

        IN CONNECTION WITH THIS OFFERING, CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

        CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            _________________________

                          PROSPECTUS SUPPLEMENT SUMMARY

        The following summary is qualified in its entirety by the more detailed information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus and the Company's consolidated financial statements and notes thereto incorporated herein by reference. Except as otherwise indicated, all information in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." Except where the context otherwise requires, references to the terms "Superior" and the "Company" refer to Superior Services, Inc. and its subsidiaries.

                                   The Company

        Superior Services, Inc. ("Superior" or the "Company") is an acquisition-oriented integrated solid waste services company providing solid waste collection, transfer, recycling and disposal services. As of June 30, 1997, the Company served over 400,000 residential, commercial and industrial customers in Wisconsin and in Alabama, Illinois, Iowa, Michigan, Minnesota, Missouri, Ohio and Pennsylvania.

        As of June 30, 1997, Superior owned and operated 10 landfills, 29 collection operations, 14 recycling facilities and nine transfer stations. As of such date, the Company also owned one greenfield landfill and had entered into an agreement to purchase another greenfield landfill currently under development. The Company also manages five other landfills for third parties and has entered into an agreement, subject to final regulatory approval, to operate on an interim basis a municipal solid waste landfill pending its proposed acquisition by the Company. The Company also provides other integrated waste services, most of which are project-based and a substantial number of which provide additional waste volumes to the Company's landfills.

        Superior's objective is to be one of the largest and most profitable fully integrated providers of solid waste collection and disposal services in each market it serves. The Company's strategy to achieve this objective is to (i) continue to expand its operations and customer base in its existing markets and to enter new markets through the acquisition of other solid waste operations; (ii) pursue internal growth opportunities in its current markets; and (iii) achieve continuing operating improvements in its business. Superior's principal strategy for future growth is through the acquisition of additional solid waste disposal, transfer and collection operations. The Company believes that its reputation, strategy, culture and financial strength make it an attractive buyer to acquisition candidates. The Company's operating strategy emphasizes the integration of its solid waste collection and disposal operations and the internalization of waste collected. The Company believes its growth and operating strategies will lead to sustainable growth in revenue and profitability.

        The Company is a Wisconsin corporation with its principal executive offices located at 10150 West National Avenue, Suite 350, West Allis, Wisconsin 53227, and its telephone number is (414) 328-2800.

                        Developments Since March 1996 IPO

   Acquisitions Completed and New Markets Entered

        Since its initial public offering through September 11, 1997, the Company has acquired 32 solid waste operations, including five landfills, one greenfield landfill, two recycling operations and 24 collection operations, having aggregate annualized revenues of over $81 million. These acquisitions took the Company into 10 new service markets in four new states including: Eau Claire, Wisconsin; St. Louis, Missouri; Mansfield, Columbus and Zanesville, Ohio; Dubois, State College and Kersey, Pennsylvania; and Birmingham and Tuscaloosa, Alabama. Such acquisitions during this period included 13 "tuck-in" acquisitions of collection operations which were combined with the Company's collection companies in pre-existing service markets and four tuck-in acquisitions in the new service markets entered since the Company's initial public offering.

   Letters of Intent and Agreements to Acquire Additional Operations

        As of September 11, 1997, the Company had entered into nonbinding, preliminary letters of intent and purchase agreements relating to the possible acquisition of three additional solid waste landfills (two in new service markets) and several collection companies (one in a new service market), which the Company estimates represent aggregate annualized revenues of over $17 million. There can be no assurance that actual revenues realized by the Company from the successful acquisition of these potential acquisition candidates will not differ or differ materially from the Company's estimate or that any of these letters of intent or purchase agreements will lead to completed acquisitions on the terms contemplated. The Company also has identified a significant number of additional potential acquisition candidates and is engaged in active preliminary discussions with other potential acquisition candidates in both new and existing markets.

   Amendment and Increase of Revolving Credit Facility

        The Company's revolving credit facility with a syndicate of banks was amended in March 1997 to, among other things, increase the Company's borrowing capacity from $50 million to $110 million, eliminate certain covenants and lower the Company's borrowing costs. The Company also has the ability under its revolving credit facility to request an additional $40 million increase in its borrowing capacity. As of June 30, 1997, the aggregate outstanding principal indebtedness under the revolving credit facility was $60 million.

   Expansion of Management Team and Market Development Group

        Since its initial public offering, the Company has expanded its senior management team and market development group through the addition of several new officers and key employees, most with more than 10 years experience in the solid waste industry, including personnel with expertise in operations, acquisitions and market development. As of June 30, 1997, the Company's market development group included eight full-time personnel and a full-time Vice President of Market Development, all of whom have been either newly appointed or hired since the Company's initial public offering. The Company plans to add additional persons to its existing market development group prior to December 31, 1997.

                                  The Offering

    Common Stock offered by the Company   4,000,000 shares
    Common Stock to be outstanding after
     the offering . . . . . . . . . . .   23,270,214 shares(1)
    Use of proceeds . . . . . . . . . .   To repay indebtedness and support
                                          the Company's strategy to grow
                                          through the acquisition of other
                                          solid waste operations
    Nasdaq National Market symbol . . .   SUPR
    ___________________

    (1) Excludes 1,260,555 shares issuable upon exercise of stock options outstanding as of June 30, 1997 with a weighted average exercise price of $13.81 per share.


                Summary Consolidated Financial and Operating Data
                      (in thousands, except per share data)

                                                                                                         Six months
                                                   Years ended December 31,(1)                        ended June 30,(1)
                                      1992        1993       1994        1995          1996          1996          1997

    Statement of Operations Data:
      Revenues  . . . . . . . . .    $44,943    $67,304     $76,297      $96,175      $117,121       $52,085     $ 75,974
      Cost of operations  . . . .     28,430     39,262      46,417       49,897        60,593        27,346       41,230
      Selling, general and
       administrative expenses  .      8,425     12,106      15,054       16,561        18,677         8,502       11,830
      Merger costs  . . . . . . .       -          -           -            -             -             -           1,035
      Depreciation and
       amortization . . . . . . .      4,131      6,180       9,488       13,357        16,767         7,894       10,301
                                    --------   --------    --------     --------     ---------      --------     --------
      Operating income from
       continuing operations  . .      3,957      9,756       5,338       16,360        21,084         8,343       11,578
      Interest expense  . . . . .     (1,293)    (1,531)     (2,245)      (2,853)         (859)         (543)        (559)
      Other income  . . . . . . .        165        228          27          290           478           486            2
                                    --------   --------    --------    ---------      --------      --------     --------
      Income from continuing
       operations before income
       taxes  . . . . . . . . . .      2,829      8,453       3,120       13,797        20,703         8,286       11,021
      Income taxes(2) . . . . . .      1,431      3,343       1,389        5,733         8,540         3,418        4,687
                                   ---------   --------   ---------    ---------      --------     ---------    ---------
      Income from continuing
       operations(2)  . . . . . .      1,398      5,110       1,731        8,064        12,163         4,868        6,334
      Income (loss) from
       discontinued operations,
       net of income tax(3) . . .        108         56      (5,735)        (329)        -             -            -
                                    --------   --------   ---------    ---------      --------     ---------     --------
      Net income (loss)(2)  . . .    $ 1,506    $ 5,166    $ (4,004)    $  7,735       $12,163      $  4,868    $   6,334
                                    ========   ========    ========     ========      ========      ========     ========
      Earnings per share from
       continuing operations(2) .    $  0.18    $  0.42    $   0.13     $   0.53      $   0.67      $   0.28    $    0.33
                                     =======    =======    ========     ========      ========      ========     ========
      Earnings (loss) per
       share(2) . . . . . . . . .    $  0.19    $  0.42    $  (0.30)    $   0.51      $   0.67     $    0.28     $   0.33
                                     =======    =======    ========     ========      ========      ========      =======
      Weighted average shares
       outstanding  . . . . . . .      7,921     12,213      13,534       15,179        18,149        17,328       19,427
    Operating Data:
     Net cash provided by
      operating activities(2) . .   $  8,082   $  8,970    $ 10,428    $  27,117      $ 30,277      $  9,337      $14,189
     Net cash used in investing
      activities  . . . . . . . .    (11,494)   (24,378)    (20,954)      (9,558)      (37,601)       (9,021)     (87,008)
     Net cash provided by
      (used in) financing . . . .      2,045     17,459       9,538      (17,207)       20,802        18,647       61,304
     EBITDA(4)  . . . . . . . . .      8,088     15,936      14,826       29,717        37,851        16,237      $21,879
     EBITDA margin(5) . . . . . .       18.0%      23.7%       19.4%        30.9%         32.3%         31.2%       28.8%

                                                                                                        June 30, 1997(1)
                                                                                                                    As
                                                                                                    Actual      adjusted(6)

    Balance Sheet Data:
     Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  5,064     $ 50,691
     Working capital  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          8,403       54,453
     Property and equipment, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        164,180      164,180
     Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        273,020      318,647
     Long-term debt, net of current maturities  . . . . . . . . . . . . . . . . . . . . . . .         60,565          565
     Total common shareholders' investment  . . . . . . . . . . . . . . . . . . . . . . . . .        120,965      227,015


   ____________________

   (1) All financial data at and for the years ended December 31, 1995 and 1996 and at and for the six-month periods ended June 30, 1996 and 1997 have been restated and give retroactive effect to reflect the Company's June 27, 1997 acquisition of Resource Recovery Transfer &
        Transportation, Inc ("R2T2") in a transaction accounted for as a pooling of interests. Such financial information is unaudited because the Company has not yet issued complete restated audited financial statements to reflect the effects of the acquisition of R2T2 (accounted for as a pooling of interests) as its impact on the historical results of operations and financial condition of the Company was not significant. Periods prior to 1995 have not been restated to include the accounts and operations of R2T2 as combined results are not materially different from results as previously presented. The data for the six-month periods ended June 30, 1996 and 1997 were derived from the Company's unaudited consolidated financial statements.

   (2) Substantially all of the Company's predecessors were S Corporations for federal and state income tax purposes through December 31, 1992.
        As a result, the responsibility for the Company's income taxes for 1992 was passed through to its shareholders rather than being a corporate responsibility. Income taxes, income from continuing operations, net income and earnings per share for 1992 reflect income tax expense on a pro forma basis as if the Company was a C
        Corporation.

   (3) Includes losses on disposition of discontinued operations, net of income taxes of $5,042,000 and $329,000 for 1994 and 1995, respectively.

   (4) EBITDA is defined as operating income from continuing operations plus depreciation and amortization. EBITDA should not be considered an alternative to (i) operating income or net income (as determined in accordance with generally accepted accounting principles ("GAAP")) as an indicator of the Company's operating performance or (ii) cash flows from operating activities (as determined in accordance with GAAP) as a measure of operating performance or liquidity. However, the Company has included EBITDA data (which are not a measure of financial performance under GAAP) because it understands that such data are commonly used by certain investors to evaluate a company's performance in the solid waste industry. Furthermore, the Company believes that EBITDA data are relevant to an understanding of the Company's performance because they reflect the Company's ability to generate cash flows sufficient to satisfy its debt service, capital expenditure and working capital requirements. The Company therefore interprets the trends that EBITDA depicts as one measure of the Company's operating performance. However, funds depicted by the EBITDA measure may not be available for debt service, capital expenditures or working capital due to legal or functional requirements to conserve funds or other commitments or uncertainties.
        EBITDA, as measured by the Company, might not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; actual cash flows; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of the Company's EBITDA data to similarly titled measures reported by other companies.

   (5) EBITDA margin represents EBITDA expressed as a percentage of revenues for the indicated period.

   (6) Adjusted to reflect the sale of shares offered by the Company hereby at the offering price of $28.00 per share and the initial application of the net proceeds therefrom as described in "Use of Proceeds."


                                  RISK FACTORS

             In addition to the other information in this Prospectus Supplement and the accompanying Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus Supplement. Certain matters discussed or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including particularly the risk factors described below, which may cause actual results to differ materially from those anticipated as of the date of this Prospectus Supplement. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included or incorporated by reference herein are only made as of the date of this Prospectus Supplement and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. Readers are cautioned that the following important risk factors, in addition to those discussed elsewhere herein, could affect the future results of the Company and cause those results to differ materially from those expressed in such forward-looking statements.

             Ability to Manage Growth. Since the Company's March 1996 initial public offering through September 11, 1997, the Company has acquired 32 solid waste collection, transfer and disposal operations (including one greenfield landfill) and, as of September 11, 1997, was a party to nonbinding, preliminary letters of intent and purchase agreements relating to the possible acquisition of three additional solid waste landfills and several collection companies. A single acquisition transaction may involve the purchase of multiple business operations. There can be no assurance that the Company will be able to complete any of these acquisitions or, if completed, that the terms of any such potential acquisitions will be the same as the terms contemplated by the letters of intent or purchase agreements. As a result of the Company's past acquisitions and its potential additional future acquisitions, the Company has experienced, and may continue to experience, a period or periods of rapid growth and expansion which has placed, and could continue to place, additional demands on the Company's management, personnel, resources and management information systems. To support and continue this potential growth, the Company will need to continue to attract, train, motivate, retain and supervise its management and key employees. Any failure by the Company to manage its growth and potential additional future growth effectively would be likely to have an adverse effect on the Company's results of operations. Any failure to recruit appropriate additional personnel in an efficient manner and at a pace consistent with the Company's business growth could have an adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management."

             Availability and Integration of Acquisition Targets. Superior's strategy envisions that a substantial part of its future growth will result from acquiring and integrating additional solid waste collection, transfer and disposal operations. There can be no assurance that the Company will be able to continue to identify additional suitable acquisition candidates or, if identified, negotiate successfully their acquisition. If the Company is successful in identifying and negotiating additional suitable acquisitions, there can be no assurance that any debt or equity financing necessary to complete any of such acquisitions can be arranged on terms satisfactory to the Company or that any such financing will not significantly increase the Company's leverage or result in additional dilution to existing shareholders. See "Potential Inability to Finance the Company's Growth" below. Moreover, there can be no assurance that the Company will be able to continue to integrate successfully any acquired operations, or manage or improve the operating or administrative efficiencies or productivity of any acquired operations. As the Company continues to pursue acquisition opportunities in new market areas, the potential additional geographic expansion of the Company's operations resulting from the successful completion of some of those acquisition opportunities will make it more difficult for the Company to successfully and efficiently integrate such operations with the Company's existing operations. Similarly, the Company may not realize as many synergies and efficiencies from acquiring operations outside its existing market areas. Failure by the Company to implement successfully its acquisition strategy will limit, and may limit materially, the Company's growth potential and may adversely affect the Company's results of operations. See "Business-Strategy."

             The ongoing consolidation and integration activity in the solid waste industry, as well as the difficulties, uncertainties and expense relating to the development and permitting of solid waste landfills and transfer stations, has increased competition for the acquisition of existing solid waste collection, transfer and disposal operations. Increased competition for acquisition candidates has resulted, and may continue to result, in fewer attractive acquisition opportunities being made available to the Company, as well as less advantageous acquisition terms, including particularly increased purchase prices. These circumstances may increase acquisition costs to levels beyond the Company's financial capability or pricing parameters or which, as to acquisitions made by the Company, may have an adverse effect on the Company's results of operations. Several of the Company's competitors for acquisitions are larger, better known companies with greater resources than the Company. The Company also believes that a significant factor in its ability to consummate additional acquisitions will be the relative attractiveness of its Common Stock as an investment instrument to potential acquisition candidates. This attractiveness may, in large part, be dependent upon the relative market price and capital appreciation prospects of the Common Stock compared to the equity securities of the Company's competitors. See "Limited Public Trading History; Possible Stock Price Volatility" below and "Price Range of Common Stock."

             Restrictions on Landfill Expansion and Development. As its various landfills approach their respective allowed permitted disposal capacity, Superior will need to obtain permits to expand, obtain additional disposal capacity or dispose of its collected waste at landfills owned by others. The permitting process for landfill expansion and new development is lengthy, difficult, expensive and subject to substantial uncertainty. Even when granted, final permits are often not approved until an existing landfill's remaining disposal capacity is very low. There can be no assurance that the Company will be able to successfully add additional disposal capacity when needed or, if added, that such capacity can be added on satisfactory terms or at its landfills or in markets where expansion and additional disposal capacity is most immediately needed. Failure to successfully add additional landfill capacity when and where needed could have a material adverse effect on the Company's results of operations and financial condition. See "Business-Regulation."

             Competition. The solid waste services industry is highly competitive, very fragmented and requires substantial labor and capital resources. Virtually all of the markets in which the Company competes or will likely compete in the near future are served by one or more of the large national solid waste companies, as well as numerous regional and local solid waste companies of varying sizes and resources. Intense competition exists not only to provide services to customers but also to acquire other operations within each market. The national solid waste companies and some of the large regional companies have significantly greater financial and other resources than the Company. From time to time, these or other competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal solid waste collection contract. These practices may either require the Company to reduce the pricing of its services or result in its loss of business. Historically, the Company has provided substantially all of its residential collection services under municipal contracts. As is generally the case in the industry, these contracts are subject to periodic competitive bidding. There can be no assurance that the Company will be the successful bidder in the competition to obtain or retain these contracts. The Company's inability to compete with larger and better capitalized companies, or to replace a significant number of municipal contracts lost through the competitive bidding process with comparable contracts or other revenue sources within a reasonable time period, could have a material adverse effect on the Company's results of operations. Also, as the Company continues to acquire other solid waste collection operations, there can be no assurance that the Company will be able to retain the customers of the acquired operations. The Company also competes, to a lesser extent, with certain municipalities that maintain their own solid waste disposal operations. These municipalities may have certain advantages over the Company in financing their operations due to the availability of tax revenues and tax-exempt financing. See "Business-Competition."

             Geographic Concentration. A substantial majority of the Company's operations and customers continue to be located in the Upper Midwest and, in particular, in Wisconsin. As a consequence, the Company's results of operations remain susceptible to downturns in the general economy in this geographic region. Since the Company's March 1996 initial public offering, the Company has completed acquisitions of solid waste collection, transfer and disposal operations in four new states: Alabama, Missouri, Ohio and Pennsylvania; however, there can be no assurance that the Company will be able to complete a sufficient number of additional acquisitions in these new markets or in other markets to achieve a significant level of geographic diversification. Moreover, if the Company is successful in effecting business acquisitions outside of its current market areas, there can be no assurance that the Company will be able to successfully manage or fully realize operating efficiencies from such operations. See "Availability and Integration of Acquisition Targets" above and "Business-Strategy; Expansion Through Acquisitions."

             Commodity Risk Upon Resale of Recyclables. One of the components of the Company's business is providing recycling services to customers. The resale prices of, and demand for, recyclable waste products, particularly wastepaper, have been, and may continue to be, volatile and subject to changing market conditions. Accordingly, the Company's results of operations have been and will continue to be affected, and may be affected materially, by changing resale prices or demand for certain recyclable waste products, particularly wastepaper. These changes may also contribute to significant variability in the Company's period-to-period results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

             Seasonality of Business. The Company's historical results of operations have tended to vary seasonally, with the first quarter of the year typically generating the least amount of revenues, with revenues higher in the second and third quarter, followed by a decline in the fourth quarter. This seasonality reflects the lower volume of waste generated and decreased revenues from project-based and other integrated waste services during the fall and winter months, as well as the operating difficulties experienced from the protracted periods of cold and inclement weather typically experienced during the winter in the Upper Midwest. Certain operating and other fixed costs have remained relatively constant throughout the calendar year, resulting in a similar seasonality of operating income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Seasonality."

             Potential Charges Related to Capitalized Expenditures. In accordance with generally accepted accounting principles, the Company capitalizes certain expenditures and advances directly associated with landfill expansion and development projects and pending acquisitions. Indirect costs, such as executive salaries, market development personnel salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company's policy is to charge against net income any unamortized capitalized expenditures and advances (net of any portion thereof that the Company estimates will be recoverable, through sale or otherwise) relating to any landfill that will be permanently closed, any pending acquisition that is not consummated and any landfill expansion or development project not completed successfully. The Company recognized charges against its net income in the six-month period ended June 30, 1997 relating to a terminated acquisition attempt. There can be no assurance that the Company will not be required to incur additional charges in the future against its net income in accordance with this policy. Any such charges against net income, if significant, could have a material adverse effect on the Company's results of operations and possibly its financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-General" and "- Six Months Ended June 30, 1997 vs. Six Months Ended June 30, 1996."

             Potential Inability to Finance the Company's Growth. Superior anticipates that future business acquisitions will be financed principally through the issuance of Common Stock and/or the payment of cash, as well as through the assumption of debt of the acquired operations. To the extent that the Company's then available resources are insufficient to fund such cash requirements, the Company will require additional equity and/or debt financing in order to provide the cash to effect such acquisitions. There can be no assurance that the Company will have sufficient existing capital resources or will be able to raise sufficient additional capital resources on terms satisfactory to the Company, if at all, in order to meet any or all of the foregoing capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

             Use of Alternatives to Landfill Disposal/Waste Reduction Programs. Alternatives to landfill disposal, such as recycling, incineration and composting, are used throughout the United States. There also has been a trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain types of wastes at landfills. Many states (including states in which the Company operates) have enacted laws that require counties to adopt comprehensive plans to reduce the volume of solid waste deposited in landfills through waste planning, composting, recycling or other programs. Some states (including states in which the Company operates) have adopted legislation that prohibits the disposal of yard waste, tires and other items in landfills. These developments have resulted, and could continue to result, in a reduction in the volume of waste destined for landfills in certain areas, which may affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. Such effects could have a material adverse effect on the Company's results of operations. See "Business-Current Operations; Recycling Services" and "-Regulation; State and Local Regulations."

             Government Regulation. The Company is subject to extensive and evolving environmental laws and regulations which have become increasingly stringent in recent years as a result of greater public interest in protecting the environment. These laws and regulations affect the Company's business in many ways, including the ways set forth below and under "Business-Regulation," and will continue to impose substantial costs on the Company.

             In order to develop, operate and expand solid waste facilities, it is necessary to obtain and maintain in effect one or more licenses or permits, as well as zoning, environmental and/or other land use approvals. These licenses or permits and approvals are difficult and time consuming to obtain and renew and are frequently subject to opposition by various elected officials or citizens groups. See "Business-Legal Proceedings." There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of its business, and the failure by the Company to obtain or maintain in effect a permit or approval significant to its business would have a material adverse effect on the Company's results of operations and financial condition.

             The design, operation and closure of landfills is extensively regulated. These regulations include, among others, the regulations ("Subtitle D Regulations") establishing minimum federal requirements adopted by the United States Environmental Protection Agency ("EPA") in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976 ("RCRA"). Most states maintain extensive landfill regulations which have been updated or replaced with new regulations consistent with, or more stringent than, the Subtitle D Regulations. Failure to comply with these regulations could require the Company to undertake investigatory or remedial activities, to curtail operations or to close a landfill temporarily or permanently. Future changes in these regulations may require the Company to modify, supplement or replace equipment or facilities at costs which may be substantial. The failure of regulatory agencies to enforce these regulations vigorously or consistently may give an advantage to competitors of the Company whose facilities do not comply with the Subtitle D Regulations or its state counterparts. The Company's ultimate financial obligations relating to any failure to comply with these regulations could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

             Companies in the solid waste services business, including the Company, are frequently subject in the normal course of business to judicial and administrative proceedings involving federal, state or local agencies or citizen groups. These citizens groups or governmental agencies may seek to impose fines or penalties on the Company or to revoke or deny renewal of the Company's operating permits or licenses for violations or alleged violations of environmental laws or regulations or require that the Company make expenditures to remediate potential environmental problems relating to waste disposed of or stored by the Company or its predecessors, or resulting from its or its predecessors' transportation and collection operations. The Company has been subject, and may continue to be subject, to actions brought by individuals or community groups in connection with the permitting or licensing of its operations, and alleged violation of such permits or licenses or other matters. Any adverse outcome in the types of proceedings described in this paragraph could have a material adverse effect on the Company's financial condition or results of operations and may subject the Company to adverse publicity. See "Potential Environmental Liability" below and "Business-Legal Proceedings."

             Potential Environmental Liability. The Company is subject to liability for any environmental damage that its solid waste facilities or hazardous waste transfer and temporary storage facility may cause to neighboring landowners, particularly as a result of the contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances, the transportation, treatment or disposal of which was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition and results of operations. See "Business-Regulation."

             The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("Superfund" or "CERCLA"), imposes strict, joint and several liability on the present owners and operators of facilities from which a release of hazardous substances into the environment has occurred, as well as any party that owned or operated the facility at the time of disposal of the hazardous substances regardless of when the hazardous substance was first detected. Similar liability is imposed upon the generators of waste which contains hazardous substances and upon hazardous substance transporters that select the treatment, storage or disposal site. All such persons, who are referred to as potentially responsible parties ("PRPs"), generally are jointly and severally liable for the expense of waste site investigation, waste site cleanup costs and natural resource damages, regardless of whether they exercised due care and complied with all relevant laws and regulations. These costs can be very substantial. Furthermore, such liability can be based upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA and is not limited to the disposal of "hazardous wastes," as statutorily defined. It is likely that hazardous substances have in the past come to be located in landfills with which the Company has been associated as an owner or operator. Moreover, the Company's solid waste collection operations may have transported hazardous substances in the past and may do so inadvertently on occasion in the future. Additionally, the Company temporarily holds at its temporary storage facility and transports to third party disposal facilities certain types of hazardous wastes. If any of these sites or operations ever experience environmental problems, the Company could be subject to substantial liability which could have a material adverse effect on its financial condition and results of operations. See "Business-Regulation."

             With respect to each operation that Superior acquires, there may be liabilities that it fails or is unable to discover, including liabilities arising from noncompliance with environmental laws by prior owners, and for which the Company, as a successor owner, may be legally responsible. Representations, warranties and indemnities from the sellers of such operations, if obtained and if legally enforceable, may not cover fully the resulting environmental liabilities due to their limited scope, amount or duration, the financial limitations of the warrantor or indemnitor or other reasons. Certain environmental liabilities, even though expressly not assumed by the Company, may nonetheless be imposed on the Company under certain legal theories of successor liability, including particularly under CERCLA. See "Business-Strategy; Expansion Through Acquisitions."

             Potential Inadequacy of Accruals For Closure and Post-Closure Costs. The Company has material financial obligations relating to closure and post-closure costs of the landfills it owns. There can be no assurance that the Company's ultimate financial obligations for actual closing or post-closing costs will not exceed the amount then accrued and reserved or amounts otherwise receivable pursuant to insurance policies or trust funds. Such a circumstance could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

             Potential Uninsured Risks and Performance Bonds. The Company's limited environmental impairment liability insurance does not cover liabilities associated with any environmental cleanup or remediation on the Company's own sites. As a result, an uninsured claim against the Company, if successful and of sufficient magnitude, could have a material adverse effect on the Company's results of operations and financial condition. Any future difficulty in obtaining insurance could also impair the Company's ability to secure future contracts conditioned upon the contractor having adequate insurance coverage. See "Business-Risk Management, Insurance and Performance Bonds."

             Additionally, the Company carries only limited insurance coverage against general liability, personal injury and property damage which could result from the Company's business operations, including its collection and transportation operations. As a result, a number of uninsured claims against the Company, if successful and of sufficient mag-nitude, could have a material adverse effect on the Company's results of operations and financial condition. See "Management Discussion and Analysis of Financial Condition and Results of Operations-Six Months Ended June 30, 1997 vs. Six Months Ended June 30, 1996."

             Municipal solid waste collection contracts typically require performance bonds or other means of financial assurance to secure contractual performance. If the Company were unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, it may be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill operating permits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

             Dependence on Management. The Company is highly dependent upon the services of the members of its senior management team, the loss of any of whom may have an adverse effect on the Company. Other than a "key-man" life insurance policy on the life of its President and Chief Executive Officer, G. William Dietrich, the Company does not maintain key-man life insurance on any other executive officers. See "Management-Directors, Executive Officers and Key Employees."

             Potential Anti-Takeover Provisions. Each currently outstanding share of Common Stock includes, and each newly issued share of Common Stock will include, one common share purchase right (a "Right"). The Rights are attached to and trade with the shares of Common Stock and are not exercisable until there occurs a "Distribution Date," as described and defined in the accompanying Prospectus under the section entitled "Description of Capital Stock-Common Stock Purchase Rights." Generally, a Distribution Date will occur when 15% or more of the Common Stock is acquired by a third party or 10 business days following the commencement of, or an announcement of an intention to make, a tender or exchange offer for at least 15% of the Common Stock. Upon a Distribution Date, the Rights will become exercisable and will allow the holders of Rights (other than the person or entity which caused the Distribution Date, whose Rights shall become void) to purchase, for half-price, shares of the Company's Common Stock or the stock of the acquiror.

             The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights, amendment of the Rights to exclude the acquiror or on a substantial number of Rights being acquired. The Rights could have the effect of delaying, deferring or preventing a change in control, or the removal of the Board of Directors or existing management, of the Company. See "Description of Capital Stock-Certain Statutory and Other Provisions" set forth in the accompanying Prospectus.

             The Company's Restated Articles of Incorporation ("Restated Articles") and Restated By-Laws contain provisions that, among other things, provide for staggered terms for members of the Company's Board of Directors, place certain restrictions on the removal of directors, authorize the Board of Directors to issue undesignated preferred stock in one or more series without shareholder approval, incorporate the limits of the Wisconsin Business Corporation Law ("WBCL") on certain types of business combinations, establish certain procedures to call a special meeting of shareholders, require advance notice for director nominations and certain other matters to be considered at meetings of shareholders and impose supermajority voting requirements on certain amendments to the Restated Articles and By-Laws. These provisions could have the effect of delaying, deferring or preventing a change in control, or the removal of the Board of Directors or existing management, of the Company. See "Description of Capital Stock-Certain Statutory and Other Provisions" set forth in the accompanying Prospectus.

             The WBCL contains several statutory provisions which could also have the effect of discouraging non-negotiated takeover proposals for the Company or impeding a business combination between the Company and a major shareholder of the Company. Such provisions as they relate to the Company include (i) limiting the voting power of certain shares which are held by any person or persons acting as a group representing in excess of 20% of the Company's voting power to 10% of the full voting power of such excess shares; (ii) requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve certain business combinations not meeting certain adequacy of price standards; (iii) prohibiting certain business combinations between the Company and a major shareholder for a period of three years, unless such acquisition has been approved by the Company's Board of Directors prior to the time such major shareholder became a 10% beneficial owner of shares or under certain other circumstances; and (iv) limiting certain actions which can be taken by the Company while a takeover offer for the Company is being made or after a takeover offer for the Company has been publicly announced. See "Description of Capital Stock-Certain Statutory and Other Provisions" set forth in the accompanying Prospectus.

             Limited Public Trading History; Possible Stock Price Volatility. The Company's Common Stock has only been traded publicly since March 8, 1996. Accordingly, there is a limited public trading history of the Common Stock. See "Price Range of Common Stock."

             The market price of the Common Stock may be subject to significant fluctuations in response to numerous factors, including variations in the annual or quarterly financial results of the Company or its competitors, changes by financial research analysts in their estimates of the future earnings of the Company or other companies in the solid waste and environmental services industries, conditions in the economy or overall market in general or in the Company's industry in particular, unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting the Company or the solid waste industry.

             Subsequent Share Issuances; Shares Eligible for Future Sale. No prediction can be made as to the effect, if any, of the offer and sale of additional shares of Common Stock, or the availability of additional shares for sale, or the market price of the Common Stock prevailing from time to time. Nevertheless, issuances of substantial amounts of newly issued shares of Common Stock in the public market or to effect business acquisitions could cause dilution to existing shareholders and could adversely affect the prevailing market price of the Common Stock and the future ability of the Company to raise equity capital or issue its Common Stock to effect business acquisitions. Similarly, sales of substantial amounts of Common Stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

             On June 20, 1996, the Company filed a registration statement with the Securities and Exchange Commission covering 2,500,000 shares of its Common Stock which may be issued by the Company from time to time in connection with its acquisition of operations or properties. On May 30, 1997, the Company filed a combined new registration statement and post-effective amendment ("Acquisition Shelf Registration Statement") to its existing registration statement which, among other things, increased the number of shares issuable thereunder to effect business acquisitions from 2,500,000 to 5,000,000. As of June 30, 1997, 3,044,481 shares remained eligible for issuance under the Acquisition Shelf Registration Statement to be used to complete acquisitions of additional solid waste collection, transfer and disposal operations, with additional shares subject to issuance under such Acquisition Shelf Registration Statement under preliminary, nonbinding letters of intent entered into by the Company as of September 11, 1997. Shares issued under the Acquisition Shelf Registration Statement will generally be eligible for public sale under the federal securities laws immediately after issuance. On August 7, 1997, the Company filed a registration statement (including the accompanying Prospectus) with the Securities and Exchange Commission covering 5,000,000 shares of its Common Stock which may be issued by the Company from time to time in connection with capital-raising transactions. This Prospectus Supplement relates to 4,600,000 (including the Underwriters' over-allotment option) of such 5,000,000 shares, leaving 400,000 shares eligible for future potential issuance under such registration statement.

             On June 27, 1997, the Company issued 1,764,114 shares of Common Stock under the Acquisition Shelf Registration Statement to effect the acquisition of R2T2. R2T2 owns, through subsidiaries, solid waste collection and disposal operations in central Alabama. In order to allow the Company to account for this acquisition under the pooling of interests method, the recipients of such shares contractually agreed with the Company not to resell such shares until after the date which is one business day after the public dissemination by the Company of its consolidated results of operations for the period which includes at least 30 days of combined consolidated operations of the Company and its subsidiaries, on the one hand, and the acquired operations of R2T2, on the other hand, from and after June 27, 1997. The Company anticipates that its public dissemination of such results will occur when it publicly announces its results of operations for its 1997 third quarter in early November 1997. At such time, all of such 1,764,114 shares will be eligible for public resale.

             No Dividends. The Company does not anticipate paying any cash dividends on its Common Stock for the foreseeable future. See "Dividend Policy."


                                 USE OF PROCEEDS

             The net proceeds to the Company from the sale of its 4,000,000 shares of Common Stock offered hereby, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be $106.1 million ($122 million if the Underwriters' over-allotment option is exercised in full) at the offering price of $28.00 per share. The Company intends to use the net proceeds of this offering (i) to repay the entire amount of the principal and accrued interest outstanding under the Company's revolving credit facility; (ii) to fund the cash purchase prices and the repayment of indebtedness assumed in connection with any solid waste collection, transfer or disposal operations acquired by the Company from time to time in the near future; and (iii) for working capital and general corporate purposes. Pending specific application, the Company intends to invest any unused portion of the net proceeds in short-term, investment-grade interest bearing securities. As of September 11, 1997, the Company had entered into nonbinding, preliminary letters of intent and purchase agreements relating to the possible acquisition of three additional solid waste landfills (two of which are in new markets) and several collection companies (one in a new market) and was engaged in active preliminary discussions with a number of additional potential acquisition candidates. If all definitive purchase agreements entered into by the Company as of September 11, 1997 were completed on the terms and conditions set forth in such agreements, the Company would be required to fund approximately
   $17.8 million in cash to pay the purchase prices and amount of indebtedness assumed in connection with such definitive agreements. There can be no assurance that these purchase agreements will lead to successful acquisitions on the terms contemplated. The amounts of the purchase prices payable and indebtedness assumed with respect to the operations subject to possible acquisition under nonbinding letters of intent remain subject to the Company's due diligence investigation of such operations, are subject to negotiation and change and, thus, are too preliminary and uncertain to predict.

             As of June 30, 1997, the aggregate outstanding principal indebtedness under the Company's revolving credit facility was $60 million. Indebtedness under the revolving credit facility was incurred primarily to finance certain of the Company's working capital requirements and acquisitions. After repayment of the revolving credit facility, the Company will be able to redraw on the revolving credit facility as needed for future acquisitions and for working capital. The revolving credit facility provides for borrowing capacity, including outstanding letters of credit (which totalled approximately $2.3 million as of June 30, 1997), of up to $110 million, had a weighted average interest rate of 6.63% at June 30, 1997 and will mature on March 26, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

                                 DIVIDEND POLICY

             The Company has never paid cash dividends on its Common Stock and has no present intention to pay cash dividends. In addition, the Company's revolving credit facility prohibits the payment of cash dividends on its Common Stock. It is the Company's intention to retain earnings to finance the expansion of its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

                                 CAPITALIZATION

             The following table sets forth the Company's current maturities of long-term debt and capitalization as of June 30, 1997 and as adjusted to give effect to the application of the estimated net proceeds from the sale by the Company of 4,000,000 shares of Common Stock offered by it hereby at the offering price of $28.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds."


                                                         June 30, 1997
                                                                       As
                                                     Actual         adjusted
                                                         (in thousands)
    Current maturities of long-term debt  . . . . $   1,956        $   1,533
                                                   ========         ========

    Long-term debt, net of current maturities(1).  $ 60,565        $     565
    Shareholders' investment:
      Preferred stock, $0.01 par value; 500,000
      shares authorized; no shares outstanding  .     -                -
    Common stock, $0.01 par value, 100,000,000
      shares authorized; 19,256,095 shares
      outstanding, actual; 23,256,095 shares
      outstanding, as adjusted(2) . . . . . . . .       193              233
    Additional paid-in capital  . . . . . . . . .    89,334          195,344
    Retained earnings . . . . . . . . . . . . . .    31,438           31,438
                                                    -------          -------
         Total shareholders' investment . . . . .   120,965          227,015
                                                    -------          -------
              Total capitalization  . . . . . . .  $181,530         $227,580
                                                    =======          =======

   _______________

   (1) Excludes $2.3 million of letters of credit outstanding as of June 30, 1997.

   (2) Excludes 1,260,555 shares issuable upon exercise of stock options outstanding as of June 30, 1997 with a weighted average exercise price of $13.81 per share.

                           PRICE RANGE OF COMMON STOCK

             The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SUPR." The following table sets forth the range of high and low sale prices for the Common Stock for the period from March 8, 1996, the date of the Company's initial public offering, through September 11, 1997.

                                                        High          Low
         1996
    First Quarter (from March 8, 1996)  . . . . .     $15.00       $12.75
    Second Quarter  . . . . . . . . . . . . . . .      19.00        12.75
    Third Quarter . . . . . . . . . . . . . . . .      17.75        13.25
    Fourth Quarter  . . . . . . . . . . . . . . .      20.50        15.50

         1997
    First Quarter . . . . . . . . . . . . . . . .      24.00        17.50
    Second Quarter  . . . . . . . . . . . . . . .      23.75        20.13
    Third Quarter (through September 11, 1997). .      29.00        22.75

             On September 11, 1997, the last sale price of the Common Stock as reported by the Nasdaq National Market was $28.06 per share. See "Description of Capital Stock" in the accompanying Prospectus for additional information regarding the Company's Common Stock.


               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

             The consolidated financial and operating data presented below at and for the years ended December 31, 1995 and 1996 and at and for the six-month periods ended June 30, 1996 and 1997 have been restated and give retroactive effect to reflect the Company's June 27, 1997 acquisition of R2T2 in a transaction accounted for as a pooling of interests (see footnote 1 below). Such information is unaudited because the Company has not yet issued complete restated audited financial statements to reflect the effects of the acquisition of R2T2 (accounted for as a pooling of interests) as its impact on the historical results of operations and financial condition of the Company was not significant. Periods prior to 1995 have not been restated to include the accounts and operations of R2T2 as combined results are not materially different from the results as previously presented. The data for the six months ended June 30, 1996 and 1997 were derived from the Company's unaudited consolidated financial statements and include all adjustments, consisting only of normal recurring accruals, that the Company considers necessary for a fair presentation of its consolidated results of operations and financial condition for and at the end of those periods. The consolidated financial and operating data presented below reflect all elimination entries and normal adjustments which are necessary for a fair presentation of the data presented. It is suggested that the selected consolidated financial data below be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this Prospectus Supplement and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                               Six months
                                                         Years ended December 31,(1)                           June 30,(1)
                                           1992        1993         1994         1995          1996         1996         1997
                                                           (in thousands, except per share data)

    Statement of Operations Data:
      Revenues  . . . . . . . . . .       $44,943      $67,304      $76,297     $96,175      $117,121     $ 52,085     $ 75,974
      Cost of operations  . . . . .        28,430       39,262       46,417      49,897        60,593       27,346       41,230
      Selling, general and
       administrative expenses  . .         8,425       12,106       15,054      16,561        18,677        8,502       11,830
      Merger costs  . . . . . . . .          -            -            -           -             -            -           1,035
      Depreciation and amortization         4,131        6,180        9,488      13,357        16,767        7,894       10,301
                                          -------      -------      -------     -------       -------      -------      -------
      Operating income from
       continuing operations  . . .         3,957        9,756        5,338      16,360        21,084        8,343       11,578
      Interest expense  . . . . . .        (1,293)      (1,531)      (2,245)     (2,853)         (859)        (543)        (559)
      Other income  . . . . . . . .           165          228           27         290           478          486            2
                                          -------      -------      -------     -------       -------      -------      -------
      Income from continuing
       operations before income
       taxes  . . . . . . . . . . .         2,829        8,453        3,120      13,797        20,703        8,286       11,021
      Income taxes(2) . . . . . . .         1,431        3,343        1,389       5,733         8,540        3,418        4,687
                                          -------      -------      -------     -------       -------      -------      -------
      Income from continuing
       operations(2)  . . . . . . .         1,398        5,110        1,731       8,064        12,163        4,868        6,334
      Income (loss) from
       discontinued operations, net                                                                                         -
       of income tax(3) . . . . . .           108           56       (5,735)       (329)         -            -
                                          -------      -------      -------     -------       -------      -------      -------
      Net income (loss)(2)  . . . .       $ 1,506      $ 5,166     $ (4,004)   $  7,735       $12,163     $  4,868    $   6,334
                                           ======       ======      =======     =======       =======     ========      =======
      Earnings per share from
       continuing operations(2) . .       $  0.18      $  0.42     $   0.13    $   0.53      $   0.67    $    0.28   $     0.33
                                           ======       ======      =======     =======       =======     ========      =======
      Earnings (loss) per share(2)        $  0.19      $  0.42     $  (0.30)   $   0.51      $   0.67    $    0.28   $     0.33
                                           ======       ======      =======     =======       =======     ========      =======
      Weighted average shares
       outstanding  . . . . . . . .         7,921       12,213       13,534      15,179        18,149       17,328       19,427
    Operating Data:
     Net cash provided by operating
      activities(2) . . . . . . . .       $ 8,082     $  8,970    $  10,428    $ 27,117      $ 30,277     $  9,337    $  14,189
     Net cash used in investing
      activities  . . . . . . . . .       (11,494)     (24,378)     (20,954)     (9,558)      (37,601)      (9,021)     (87,008)
     Net cash provided by (used in)
      financing . . . . . . . . . .         2,045       17,459        9,538     (17,207)       20,802       18,647       61,304
     EBITDA(4)  . . . . . . . . . .         8,088       15,936       14,826      29,717        37,851       16,237       21,879
     EBITDA margin(5) . . . . . . .          18.0%        23.7%        19.4%       30.9%         32.3%        31.2%        28.8%


                                                               December 31,(1)                                  June 30,
                                           1992        1993         1994         1995          1996             1997(1)
                                                               (in thousands)

    Balance Sheet Data:
      Cash and cash equivalents . .       $   971     $  3,022     $  2,034    $  3,101      $ 16,579          $   5,064
      Working capital (deficiency)         (4,391)       8,906       12,818       5,403        15,825              8,403
      Property and equipment, net .        31,259       76,546       80,592      88,409       115,691            164,180
      Total assets  . . . . . . . .        47,273      116,398      126,785     132,503       190,026            273,020
      Long-term debt, net of current
       maturities . . . . . . . . .        10,382       27,388       35,794      20,168         4,907             60,565
      Total common shareholders'
       investment . . . . . . . . .         8,185       32,922       29,331      38,798       107,045            120,965

   ____________________

   (1) All financial data at and for the years ended December 31, 1995 and 1996 and at and for the six-month periods ended June 30, 1996 and 1997 have been restated and give retroactive effect to reflect the Company's June 27, 1997 acquisition of R2T2 in a transaction accounted for as a pooling of interests. Such financial information is unaudited because the Company has not yet issued complete restated audited financial statements to reflect the effects of the acquisition of R2T2 (accounted for as a pooling of interests) as its impact on the historical results of operations and financial condition of the Company was not significant. Periods prior to 1995 have not been restated to include the accounts and operations of R2T2 as combined results are not materially different from results as previously presented. The data for the six-month periods ended June
        30, 1996 and 1997 were derived from the Company's unaudited consolidated financial statements.

   (2) Substantially all of the Company's predecessors were S Corporations for federal and state income tax purposes through December 31, 1992.
        As a result, the responsibility for the Company's income taxes for 1992 was passed through to its shareholders rather than being a corporate responsibility. Income taxes, income from continuing operations, net income and earnings per share for 1992 reflect income tax expense on a pro forma basis as if the Company was a C
        Corporation.

   (3) Includes losses on disposition of discontinued operations, net of income taxes of $5,042,000 and $329,000 for 1994 and 1995, respectively.

   (4) EBITDA is defined as operating income from continuing operations plus depreciation and amortization. EBITDA should not be considered an alternative to (i) operating income or net income (as determined in accordance with generally accepted accounting principles ("GAAP")) as an indicator of the Company's operating performance or (ii) cash flows from operating activities (as determined in accordance with GAAP) as a measure of operating performance or liquidity. However, the Company has included EBITDA data (which are not a measure of financial performance under GAAP) because it understands that such data are commonly used by certain investors to evaluate a company's performance in the solid waste industry. Furthermore, the Company believes that EBITDA data are relevant to an understanding of the Company's performance because they reflect the Company's ability to generate cash flows sufficient to satisfy its debt service, capital expenditure and working capital requirements. The Company therefore interprets the trends that EBITDA depicts as one measure of the Company's operating performance. However, funds depicted by the EBITDA measure may not be available for debt service, capital expenditures or working capital due to legal or functional requirements to conserve funds or other commitments or uncertainties.
        EBITDA, as measured by the Company, might not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; actual cash flows; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of the Company's EBITDA data to similarly titled measures reported by other companies.

   (5) EBITDA margin represents EBITDA expressed as a percentage of revenues for the indicated period.



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

             The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated by reference herein. The Company has restated its financial and operating data (including average tons per day disposed of at the Company's landfills) at and for the years ended December 31, 1995 and 1996 and at and for the six-month periods ended June 30, 1996 and 1997 to reflect the acquisition of R2T2 consummated on June 27, 1997 and accounted for using the pooling of interests method.

   Results of Operations

        General

             As of June 30, 1997, the Company provided solid waste collection, transfer, recycling and disposal services to over 400,000 residential, commercial and industrial customers in Wisconsin and in Alabama, Illinois, Iowa, Michigan, Minnesota, Missouri, Ohio and Pennsylvania. As of June 30, 1997, Superior owned and operated 10 landfills, 29 solid waste collection operations, 14 recycling facilities and nine solid waste transfer stations. As of such date, the Company also owned one greenfield landfill and had entered into an agreement to purchase another greenfield landfill currently under development contingent upon its completion and final permitting. The Company also manages five landfills for third parties and has entered into an agreement, subject to final regulatory approval, to operate on an interim basis a municipal solid waste landfill pending its proposed acquisition by the Company. The Company also provides other integrated waste services, most of which are project-based and provide additional waste volumes to the Company's landfills.

             As described more fully below, revenues for the periods presented were comprised of fees received for the following services:


                                         Years ended          Six months
                                        December 31,        ended June 30,
                                    1994    1995    1996    1996     1997

    Collection  . . . . . . . . .   54%     46%     45%     46%      52%
    Third party disposal  . . . .   18      19      24      23       21
    Recycling . . . . . . . . . .    5      14      12      12       12
    Other integrated waste
     services . . . . . . . . . .   23      21      19      19       15
                                  ----    ----    ----    ----     ----
                                   100%    100%    100%    100%     100%
                                  ====    ====    ====    ====     ====

             The percentage of revenue obtained from collection services increased to 52% in the six months ended June 30, 1997 compared to 46% in the six months ended June 30, 1996 due to a greater portion of revenue being generated from collection operations acquired since June 30, 1996. The Company believes that future operations acquired will continue the trend in its revenue mix away from recycling and other integrated waste services and towards solid waste collection and disposal.

             The Company's solid waste collection operations earn revenues from fees collected from commercial and industrial collection and transfer
   stations and residential customers.   The Company derives a substantial
   portion of its collection revenues from commercial and industrial customers. Commercial and industrial waste streams generally help improve the Company's operating efficiencies and provide additional volume for the Company's landfills. Commercial and industrial contracts typically have terms of one to three years and are individually negotiated. Residential collection services are typically provided on a contract basis in which the Company contracts with a municipal authority to collect the solid waste of all or a portion of the residential homes in a specified community. These contracts, which are usually competitively bid, generally have terms of one to three years and provide consistent cash flow during the term of the contract since the Company is paid regularly by the municipality or its residents based on a specified fixed rate per household. The Company also provides residential collection services on a subscription basis, whereby the Company contracts directly with individual households. Residential subscription customers are billed in advance and provide the Company with a stable source of revenues and an efficient means to utilize the Company's resources, particularly its collection equipment, manpower and management information systems.

             As part of its collection operations, the Company's transfer stations receive solid waste collected primarily by its various collection operations, compact the waste and transfer the waste to larger Company-owned vehicles for transport to landfills. This procedure reduces the Company's costs by improving its utilization of collection personnel and equipment.

             The Company currently operates recycling facilities as part of its collection and transfer operations at which it processes, sorts and recycles paper products, certain plastics, glass, aluminum and tin cans and certain other items. The Company's recycling facilities earn revenues from the collection, processing and resale of recycled waste products, particularly recycled wastepaper. The Company attempts to resell recycled waste products in the most commercially reasonable manner practicable and to pass on contractually a portion of the commodity pricing risk to its commercial and industrial clients. The Company has a wastepaper purchase agreement effective through April 2000 with a national paper company pursuant to which the paper company purchases certain grades of recyclable wastepaper from the Company at above-market prices, subject to certain minimum floor resale pricing assurances. Under the terms of this agreement, the Company has the ability to sell up to all, but not less than 50%, of its supply of certain grades of recyclable wastepaper to such company. The Company believes this agreement helps mitigate some of the variability associated with the resale of its collected and recyclable wastepaper.

             The Company's owned solid waste landfills earn revenues from disposal fees (known as "tipping fees") charged to third parties. The Company's landfills receive solid waste from its own collection companies and transfer stations, as well as from independent collection operators. In the first six months of 1997, approximately 72% of the solid waste collected by the Company was delivered for disposal at its own landfills compared to 83% in the first six months of 1996. The Company's waste internalization rate has declined since 1996 and may continue to do so as a result of the Company's acquisition activities. The Company believes, however, that its internalization rate should continue to remain among the highest of its publicly traded competitors in the solid waste industry, since achieving full vertical integration of the Company's solid waste operations will continue to be a key element of the Company's business strategy. Approximately 36% of the solid waste disposed of at the Company's landfills was delivered by the Company in the first six months of 1997 compared to 35% in the first six months of 1996. Tipping fees earned by the Company's landfills from its own collection operations are considered intercompany revenues, and are eliminated from the Company's consolidated disposal revenues. The Company earns management fees from its management of third party landfills.

             The Company's prices for its solid waste services are typically determined by the volume, weight and type of waste collected, treatment requirements, risks involved in handling, recycling or disposing of waste, frequency of collection, cost of disposal or recycling, distance to final disposal sites, amount and type of equipment furnished to the customer and prices charged for similar service by competitors. The Company's ability to pass on cost increases is sometimes limited by the terms of its contracts. Long-term solid waste collection contracts typically contain a formula, generally based on published price indices, for automatic adjustment of fees to cover increases in some, but not all, operating costs.

             Revenues from the Company's hazardous waste management services are included within the percentage of revenues from other integrated waste services referenced in the table above and alone represented less than 3% of the Company's revenues for the six months ended June 30, 1997 compared to less than 5% for the six months ended June 30, 1996. Although the Company may under certain conditions from time to time acquire additional operations which focus on providing other integrated waste services, including hazardous waste services, the Company expects this trend to continue over the long term as it pursues its strategy of acquiring solid waste operations.

             Operating expenses for the Company's collection operations include direct labor, fuel, equipment maintenance and tipping fees paid to third-party landfills. Operating expenses for the Company's landfill operations include labor, equipment costs, legal and administrative costs of ongoing environmental compliance, royalties to former owners, site maintenance and accruals for future closure and post-closure maintenance costs.

             Engineering, legal, permitting, construction and other costs directly associated with expansions of existing landfills or development of new landfills, together with associated interest, are capitalized. The Company also capitalizes certain expenditures related to pending acquisitions. Indirect project development costs, such as executive and corporate overhead, salaries of market development personnel, public relations and other corporate services, are expensed as incurred. The Company's policy is to charge against net income any unamortized capitalized expenditures and advances (net of any portion that the Company estimates will be recoverable, through sale or otherwise) relating to any landfill that is permanently closed, any pending acquisition that is not consummated and any landfill expansion or development project that is not completed. At June 30, 1997, the Company had recorded $58.2 million of capitalized costs in connection with its landfill expansions and developments at its current sites, including $14.0 million for its six currently pending permit applications and $44.2 million for the purchase of land and development rights for potential future development sites. As of June 30, 1997, the Company's largest single capitalized expenditure was $17.1 million for the purchase of land and development rights for future expansion adjacent to an existing landfill.

             The Company accrues the estimated landfill closure and post-closure maintenance costs expected to be incurred upon and subsequent to the closing of existing operating landfill areas ratably as the permitted airspace is consumed during any given period. The Company also has material financial obligations relating to closure and post closure costs or remediation of disposal facilities it operates or for which it is or may become responsible. The Company's estimates of these costs are stated in current dollars and are not discounted to present value. The Company believes it has accrued adequately for its landfill closure and post-closure costs. See "Liquidity and Capital Resources" below.

             Selling, general and administrative expenses ("SG&A") include management salaries, clerical and administrative overhead, costs associated with the Company's sales force, and community relations expense.

             Upon receipt of necessary operating permits, capitalized landfill costs are amortized based on utilization of available airspace under the units-of-production method. Successful permitting of additional landfill disposal capacity improves the Company's profitability by extending the time period over which the Company may amortize the capitalized costs of the expanded landfill. Property and equipment is depreciated over the estimated useful life of the assets using the straight line method.

             Other income and expense is comprised primarily of direct costs associated with unsuccessful acquisition activities as well as interest income and gains and losses on sales of equipment and certain other charges against net income.

             To date, inflation has not had a significant impact on the Company's operations.

   Impact of Acquisitions

             The Company's strategy for achieving sustainable growth in revenue and profitability anticipates a continued acquisition program, as well as continued internal growth. Consistent with the Company's strategy, during 1996 the Company acquired 13 operations, including two landfills, one recycling operation and 10 solid waste collection operations, with total annualized revenues of approximately $21 million. During 1997 through September 11, 1997, the Company had acquired 19 solid waste operations, including three landfills, one greenfield landfill, one recycling operation and 14 collection operations, with annualized revenues of approximately $60 million. A single acquisition transaction may involve the purchase of multiple business operations.

             The most significant of the Company's acquisitions during the first half of 1997 was the Company's purchase in April of solid waste collection, transfer and disposal operations with estimated annual revenues of approximately $33 million from Browning-Ferris Industries, Inc. ("BFI"). As a result of this acquisition, the Company entered markets in Ohio and Pennsylvania for the first time, and expanded the Company's Wisconsin service territory to Green Bay.

             On June 27, 1997, Superior completed the acquisition of R2T2, which included a municipal solid waste landfill about 40 miles east of Birmingham, Alabama, two collection operations in nine central Alabama counties, and a construction and demolition landfill near Tuscaloosa. The acquisition of R2T2 was accounted for under the pooling of interests method.

             A significant portion of the Company's increased revenues for the six months ended June 30, 1997 compared to the six months ended June 30, 1996 resulted from the acquisition of 24 new business operations completed by the Company since June 30, 1996. (A single acquisition transaction may involve the purchase of multiple operations.) All except one of these acquisition transactions have been accounted for under the purchase method of accounting and one transaction (involving the purchase of several operations) has been accounted for under the pooling of interests method of accounting. With respect to the acquisitions that have been accounted for under the purchase method of accounting, goodwill is amortized over a period of 25 years, resulting in an annual non-cash charge to earnings during the amortization period. Amortization expense of goodwill was $730,000 for the six months ended June 30, 1997 compared to $193,000 in the first six months of 1996. As the Company continues to complete business acquisitions accounted for under the purchase method, its amortization charges for goodwill will increase and may increase substantially, thereby reducing reported net income and earnings per share.

             As of September 11, 1997, the Company had entered into nonbinding, preliminary letters of intent and purchase agreements relating to the possible acquisition of three additional landfills (two in new service markets) and several collection companies (one in a new service market), which the Company estimates represent aggregate annualized revenue of over $17 million. The Company cannot predict whether these letters of intent and purchase agreements will result in completed acquisitions or whether the terms of any such completed acquisitions will be the same as the terms contemplated. Additionally, because this revenue estimate is based upon information provided to the Company by the acquisition candidates in connection with the Company's preliminary investigation of those operations, there can be no assurance that actual revenues realized by the Company from the completed acquisition of any of these potential acquisition candidates will not differ or differ materially.

             As a result of the acquisitions completed since the Company's March 1996 initial public offering and the potential future acquisitions contemplated by the Company, comparisons between corresponding periods in the years 1996 and 1997 may not be particularly meaningful or informative and may not be fully indicative of results of operations to be recognized in future periods.

   Comparative Information

             The following table sets forth for the periods indicated the percentage of revenues represented by the individual line items reflected in the Company's consolidated statements of operations:


                                   Percentage relationship to total revenues      Percentage period-to-period change
                                        Years ended           Six months ended     Years ended     Six months ended
                                       December 31,               June 30,         December 31,        June 30,
                                 1994      1995      1996      1996      1997     1996 vs. 1995      1997 vs. 1996

    Revenues  . . . . . . . .   100.0%    100.0%    100.0%    100.0%    100.0%         21.8%               45.9%
    Cost of operations  . . .    60.9      51.9      51.7      52.5      54.3          21.4%               50.8%
    Selling, general and
     administrative expenses     19.7      17.2      16.0      16.3      15.6          12.8%               39.1%
    Merger costs  . . . . . .     -         -         -         -         1.4          N/A                N/A
    Depreciation and
     amortization . . . . . .    12.4      13.9      14.3      15.2      13.5          25.5%               30.5%
                                 ----      ----      ----      ----      ----          ----                ----
    Operating income from
     continuing operations  .     7.0      17.0      18.0      16.0      15.2          28.9%               38.8%
    Interest expense  . . . .    (2.9)     (3.0)     (0.7)     (1.0)     (0.7)        (69.9)%               2.9%
    Other income  . . . . . .      -        0.3       0.4       0.9       --           64.8%              (99.6)%
                                 ----      ----      ----      ----      ----          ----                ----
    Income from continuing
     operations before
     income taxes . . . . . .     4.1      14.3      17.7      15.9      14.5          50.1%               33.0%
    Income taxes  . . . . . .     1.8       5.9       7.3       6.6       6.2          49.0%               37.1%
    Income from continuing
     operations . . . . . . .     2.3%      8.4%     10.4%      9.3%      8.3%         50.8%               30.1%
                                 ====      ====      ====      ====      ====          ====                ====



        Six Months Ended June 30, 1997 vs. Six Months Ended June 30, 1996

             Revenues. Revenues for the six months ended June 30, 1997 compared to the six months ended June 30, 1996 increased approximately $23.9 million, or 45.9%, to $76.0 million compared to $52.1 million. Approximately $21.6 million of this increase was due to the impact of operations acquired since June 30, 1996 (excluding the acquisition of R2T2) as described above. The increase in revenues was also due, to a much lesser extent, to increases in volumes of waste collected and disposed at the Company's landfills. Daily disposal volume at the Company's landfills rose to an average of 8,700 tons per day in the six months ended June 30, 1997 (9,900 tons per day in the second quarter), compared to an average of 5,900 tons per day in the corresponding period last year, including the average daily tonnage of the two landfills owned by R2T2. The higher landfill volume was predominately the result of waste received at three new disposal sites acquired since June 30, 1996, as well as increased volumes of special waste from the Company's project-driven other integrated waste services and increased volumes of waste received from a disposal contract for a customer's Milwaukee, Wisconsin collection operation.

             Revenue from other integrated waste services as a percentage of total revenue decreased from 19% in the six months ended June 30, 1996 to 15% in the corresponding period of 1997, primarily due to acquisition activity by the Company since June 30, 1996.

             The impact of prices for recyclable wastepaper had essentially no effect on the change in revenues in the six months ended June 30, 1997 compared to the six months ended June 30, 1996. The Company expects this trend to continue for the remainder of 1997 assuming average resale prices remain similar to 1996 levels. The resale prices of, and demand for, recyclable waste products, particularly wastepaper, can be volatile and subject to changing market conditions. The Company's recycling operations continued to be profitable in the first half of 1997 due to the Company's floor-pricing arrangement with a national paper company coupled with the cost effectiveness of the Company's processing facilities and fees received for providing recyclable waste collection services to its customers.

             Cost of Operations. Cost of operations for the six months ended June 30, 1997 increased $13.9 million, or 50.8%, to $41.2 million from $27.3 million for the six months ended June 30, 1996. As a percentage of revenues, cost of operations increased from 52.5% in the six months ended June 30, 1996 to 54.3% in the six months ended June 30, 1997 primarily due to the higher relative percentage of business recognized from collection operations (which typically have higher costs of operations as a percentage of revenues than disposal operations). Changes in this trend are dependent on the timing and mix of potential future business acquisitions, as well as the seasonality of the Company's operations. See "Seasonality" below. The increase in the dollar amount of cost of operations was primarily attributable to the costs of collecting and disposing of the increased volumes of wastes received from services provided to new customers, including the operation of new businesses acquired after June 30, 1996.

             SG&A. SG&A increased $3.3 million, or 39.1%, to $11.8 million in the six months ended June 30, 1997 from $8.5 million in the six months ended June 30, 1996. As a percentage of revenues, SG&A decreased from 16.3% in the six months ended June 30, 1996 to 15.6% in the six months ended June 30, 1997. The Company expects this trend to continue in the near term due primarily to the impact of spreading corporate SG&A costs over a larger revenue base as the Company integrates its recent acquisitions and continues to pursue its acquisition growth strategy. While SG&A decreased as a percentage of revenues, the actual dollar amount of SG&A increased primarily due to increased costs for the recruitment and retention of personnel necessary to support the Company's acquisition program and to service new customers, including those associated with the operations acquired after June 30, 1996.

             Merger Costs. The Company incurred nonrecurring merger costs of approximately $1.0 million during the second quarter of 1997 as a result of the merger consummated June 27, 1997 with R2T2. The merger costs included severance and bonuses, professional fees and other related merger costs. As of June 30, 1997, $510,000 had been accrued for merger related costs expected to be paid by the end of 1997.

             Depreciation and Amortization. Depreciation and amortization increased $2.4 million, or 30.5%, to $10.3 million for the six-month period ended June 30, 1997 from $7.9 million in the six-month period ended June 30, 1996, primarily as a result of increased landfill depletion costs and increased depreciation costs of the additional assets and operations acquired after June 30, 1996. As a percentage of revenues, depreciation and amortization decreased to 13.5% in the six months ended June 30, 1997 from 15.2% in the corresponding period in 1996 due to the lower relative percentage of revenues received from disposal operations (which typically have higher depreciation and amortization costs as a percentage of revenues compared to collection operations) as well as the lower depletion rates experienced at several landfills. These lower depletion rates reflect an increase in special waste disposal volumes which typically utilize fewer cubic yards of air space due to the density of this type of waste.

             Interest Expense. Interest expense increased $16,000, or 2.9%, for the six months ended June 30, 1997 compared to the same period in 1996. Interest expense of $457,000 was capitalized during the first half of 1997 related to landfills under development.

             Other Income. Other income decreased $484,000 from other income of $486,000 in the six months ended June 30, 1996 to $2,000 in the six months ended June 30, 1997. Approximately $500,000 of direct costs associated with acquisition activity primarily related to one unsuccessful acquisition bid for a significant company being liquidated in a bankruptcy auction process were charged against net income in the second quarter of 1997.

        1996 vs. 1995

             Revenues. Revenues increased approximately $20.9 million, or 21.8%, to $117.1 million in 1996 from $96.2 million in 1995. This increase was attributable primarily to a 63.2% increase in volumes of wastes disposed at the Company's landfills. Revenues for 1996 compared to 1995 increased $10.6 million from the impact of operations acquired.
   These increases were achieved despite a decrease of $3.8 million in revenues from recyclable waste paper sales for 1996 compared to 1995. Daily disposal volume at the Company's landfills rose to an average of approximately 7,200 tons per day in 1996 compared to an average of almost 4,500 tons per day in 1995. The higher landfill volume was the result of increased volumes received from a disposal contract for a customer's Milwaukee collection operations, increased volumes of special waste streams from the Company's project-driven other integrated waste services, increased third party disposal volume and higher solid waste volumes from its collection operations.

             The $3.8 million decrease in revenues in 1996 from sales of recyclable waste paper products was comprised of an over $5.6 million decrease in recycling revenues resulting from a 66% decline in prices received for these products compared to 1995, partially offset by a 28% increase in volumes of recyclable waste paper products processed and sold in 1996 compared to 1995. The Company's recycling operations remained profitable in 1996 due to the Company's floor-pricing arrangement with a national paper company coupled with the cost effectiveness of the Company's processing facilities and fees received for providing recyclable waste collection services to its customers. Recycling as a percentage of total revenue decreased to 12% in 1996 from 14% in 1995 as a result of the decreased prices received for recyclable waste paper products.

             The Company acquired operations with expected annualized revenues of approximately $21 million during the course of 1996, with the majority of the operations acquired in late third quarter and early fourth quarter.

             Cost of Operations. Cost of operations increased $10.7 million, or 21.4%, for 1996 compared to 1995. As a percentage of revenues in 1996, cost of operations improved to 51.7% from 51.9% in 1995. The decrease in cost of operations as a percentage of revenues resulted primarily from cost efficiencies generated from vertical expansions at two of the Company's landfills. The increase in the dollar amount of cost of operations was primarily attributable to the costs of collecting and disposing of the increased volumes of wastes received from additional products and services provided to new customers, including the operation of the new operations acquired after January 1, 1996.

             SG&A. SG&A increased $2.1 million, or 12.8%, for 1996 compared to 1995. As a percentage of revenues, SG&A decreased to 16.0% in 1996 from 17.2% in 1995. The percentage decline in SG&A was due to the significant increase in disposal revenues without a need to correspondingly increase SG&A support functions. While SG&A decreased as a percentage of revenues, the actual dollars increased primarily due to increased costs for personnel necessary to support the Company's acquisition program and to service new customers, including those associated with the operations acquired.

             Depreciation and Amortization. Depreciation and amortization increased $3.4 million, or 25.5%, for 1996 compared to 1995, primarily as a result of increased landfill depletion costs and increased depreciation costs of the additional assets and operations acquired. As a percentage of revenues, depreciation and amortization increased to 14.3% in 1996 compared to 13.9% in 1995, reflecting the increase in disposal revenue as a percentage of total revenue which resulted in additional depletion costs, and also the depreciation and amortization of the additional assets of operations acquired.

             Interest Expense. Interest expense decreased $2.0 million, or 69.9%, for 1996 compared to 1995. Interest expense as a percentage of revenues was 0.7% in 1996 compared to 3.0% in 1995. The reduction in interest expense was due to the application of a portion of the net proceeds from the Company's March 1996 initial public offering to repay indebtedness. Additionally, the Company benefitted from a lower overall interest rate on outstanding borrowings in 1996 as a result of the successful renegotiation of its revolving credit facility in December 1995.

             Income Taxes. The Company's effective tax rate decreased to 41.2% for 1996 from 41.5% in 1995. The decreases were primarily the result of increased earnings which reduced the impact of the non-deductible amortization of intangibles related to operations acquired.

        1995 vs. 1994

             Revenues. Revenues increased approximately $19.9 million, or 26.1%, to $96.2 million in 1995 from $76.3 million in 1994. This increase was attributable primarily to the impact of operations acquired, a significant increase in the volumes and prices received for recyclable waste products, primarily wastepaper, the opening of the Superior Emerald Park landfill in November 1994, the impact of increased collection and disposal volumes resulting from new municipal and commercial contracts, and price increases for the Company's environmental remediation and wastewater biosolids project-related services resulting from its implementation of an improved job costing system.

             Cost of Operations. Cost of operations increased $3.5 million, or 7.5%, for 1995 compared to 1994. As a percentage of revenues, cost of operations improved to 51.9% in 1995 from 60.9% in 1994. This improvement was the result of the sale of non-profitable operations, cost controls including the Company's full implementation of its improved job costing system used to manage its project-based other integrated waste services, a change in the mix of project-related other integrated waste services to higher margin services and new customer contracts.

             SG&A. SG&A increased $1.5 million, or 10.0%, for 1995 compared to 1994, and decreased as a percentage of revenues to 17.2% in 1995 from 19.7% in 1994. The percentage decline in SG&A was due to cost and workforce reductions and operational consolidations.

             Depreciation and Amortization. Depreciation and amortization increased by $3.9 million, or 40.8%, for 1995 compared to 1994 primarily as a result of the full year effect of airspace depletion at the Superior Emerald Park and Superior FCR landfill sites and the depreciation and amortization of the additional assets of operations acquired during 1994 and 1995.

             Interest Expense. Interest expense increased $608,000 to $2.9 million in 1995 from $2.2 million in 1994. Interest expense as a percentage of revenues was 3.0% in 1995 compared to 2.9% in 1994. This increase was due to higher interest rates paid by the Company on its outstanding indebtedness, the allocation of interest expense to its discontinued operations in 1994 and the capitalization of $332,000 of interest during the 1994 construction phase of its Emerald Park landfill.

   Liquidity and Capital Resources

             The Company's balance sheet at June 30, 1997 reflected approximately $5.1 million in cash and cash equivalents compared to $16.6 million at December 31, 1996.

             At June 30, 1997, the Company had $60.0 million of long-term borrowings and $2.3 million in letters of credit outstanding under its revolving credit facility, with $47.7 million remaining available under its revolving credit facility for future borrowings. Total long-term debt at June 30, 1997 was $60.6 million. At June 30, 1997, the ratio of the Company's long-term debt to total capitalization was 33.4% compared to 4.4% at December 31, 1996. This increase was attributable primarily to acquisition activity. The net proceeds of this offering of $106.1 million will be used (i) to repay the entire amount of the principal and accrued interest outstanding under the Company's revolving credit facility; (ii) to fund the cash purchase prices and the repayment of indebtedness assumed in connection with any solid waste collection, transfer and disposal operations acquired by the Company from time to time in the near future; and (iii) for working capital and general corporate purposes. The Company's pro forma long-term debt to capitalization ratio at June 30, 1997 would have been 0.2%, assuming completion of this offering on such date on the terms described above and initial application of the net proceeds as contemplated herein.

             The Company's principal strategy for future growth is through the acquisition of additional solid waste disposal, transfer and collection operations. As of September 11, 1997, the Company had entered into preliminary, nonbinding letters of intent and purchase agreements relating to the possible acquisition of three additional solid waste landfills (two of which are in new service markets) and several collection companies (one in a new service market). If all definitive purchase agreements entered into by the Company as of September 11, 1997 were completed on the terms and conditions set forth in such agreements, the Company would be required to fund approximately $17.8 million in cash to pay the purchase prices and amount of indebtedness assumed in connection with such definitive agreements. There can be no assurance that these purchase agreements will lead to successful acquisitions on the terms contemplated. The amounts of the purchase prices payable and indebtedness assumed with respect to the operations subject to possible acquisitions under nonbinding letters of intent remain subject to the Company's due diligence investigation of such operations, are subject to negotiation and change and thus, are too preliminary and uncertain to predict. The cash required to fund any future acquisitions in 1997 will likely be provided from one or more of the following sources: the net proceeds of this offering, existing cash balances, cash flow from operations and/or borrowings under the Company's revolving credit facility. During the first half of 1997, the Company paid $74.6 million to complete acquisitions of solid waste operations.

             Capital expenditures for the six months ended June 30, 1997 were $11.8 million compared to $6.2 million for the six months ended June 30, 1996 primarily due to increased spending for trucks and other revenue producing assets and landfill cell development. Total capital expenditures for 1997 are currently expected to be approximately $23.0 million compared to $17.5 million in 1996. The Company intends to fund future capital expenditures principally through internally generated funds and equipment lease financing. In addition, the Company also anticipates that it may require substantial additional capital expenditures to facilitate its growth strategy of acquiring additional landfill disposal operations. If the Company is successful in acquiring additional landfill disposal operations, the Company may also be required to make significant expenditures to bring any such newly acquired disposal facilities into compliance with applicable regulatory requirements, obtain permits for any such newly acquired disposal facilities or expand the available disposal capacity at any such newly acquired disposal facilities. The amount of these expenditures cannot be currently determined since they will depend on the nature and extent of any acquired landfill disposal facilities, the condition of any facilities acquired and the permitting status of any acquired sites. The Company believes that its ability to fund these expenditures will be enhanced by the net proceeds of this offering. Additionally, in the past, the Company has been able to obtain other types of financing arrangements, such as equipment lease financing, to fund its various capital requirements. The Company believes it can readily access such additional sources of financing as necessary to facilitate the Company's growth.

             Net cash provided by operations for the six months ended
   June 30, 1997 increased to $14.2 million from $9.3 million for the same period in 1996. This increase was primarily due to an increase in accounts payable and accrued expenses of $5.6 million, an increase in net income of $1.5 million and an increase in depreciation and amortization, a non-cash expense, of $2.4 million between the six months ended June 30, 1996 and the six months ended June 30, 1997. These increased cash amounts were offset by the increase in accounts receivable of $3.2 million between the six months ended June 30, 1996 and the six months ended June 30, 1997.

             Net cash used in investing activities for the six months ended June 30, 1997 increased to $87.0 million from $9.0 million in the six months ended June 30, 1996. The increase was primarily due to the Company's $75.8 million of net cash payments for operations acquired and the $5.6 million increase in capital expenditures in the six months ended June 30, 1997 compared to the six months ended June 30, 1996.

             Net cash provided by financing activities in the six months ended June 30, 1997 totaled $61.3 million, compared to $18.6 million in the six months ended June 30, 1996, reflecting proceeds from borrowings under the Company's $110 million revolving credit facility in the second quarter of 1997 to fund acquisitions and proceeds from the exercise of employee stock options. The cash provided by financing activities in 1996 reflected the receipt of $37.2 million in net proceeds from the initial public offering of the Company's stock in March 1996 and the subsequent reduction of the Company's outstanding debt.


   Quarterly Results

             The following table presents the Company's unaudited consolidated quarterly results and the percentages of revenues represented by the individual line items reflected in the Company's consolidated statements of operations for each of the six quarters ended June 30, 1997, all as restated to give retroactive effect to the acquisition of R2T2 in a transaction accounted for as a pooling of interests. This information has been presented on the same basis as the Company's audited consolidated financial statements incorporated herein by reference and, in the Company's opinion, contains all necessary adjustments (consisting only of normal recurring adjustments) to present fairly the Company's unaudited quarterly results when read in conjunction with the Company's audited financial statements and notes thereto. Interim operating results, however, are not necessarily indicative of the Company's results for any future period.

                                                                   Three months ended
                                  March 31, 1996           June 30, 1996          Sept. 30, 1996         Dec. 31, 1996
                                                                 (dollars in thousands)

    Revenues  . . . . . . .     $23,375       100.0%    $28,710       100.0%     $31,478     100.0%    $33,558       100.0%
    Cost of operations  . .      12,764        54.6      14,582         50.8      15,617      49.6      17,630        52.5
    Selling, general and
     administrative
     expenses . . . . . . .       4,177        17.9       4,325         15.1       4,608      14.6       5,567        16.6
    Merger costs  . . . . .          --         --           --          --           --       --           --         --
    Depreciation and
     amortization . . . . .       3,659        15.6       4,235         14.7       4,135      13.1       4,738        14.1
                                -------      ------     -------        -----     -------    ------     -------      -------
    Operating income  . . .       2,775        11.9       5,568         19.4       7,118      22.7       5,623        16.8
    Interest expense  . . .        (397)       (1.7)       (146)        (0.5)        (99)     (0.3)       (217)       (0.6)
    Other income (expense),
     net  . . . . . . . . .         276         1.2         210          0.7        (187)     (0.6)        179         0.5
                                -------      ------     -------        -----     -------    ------     -------      -------
    Income before income
     taxes  . . . . . . . .       2,654        11.4       5,632         19.6       6,832      21.8       5,585        16.7
    Income taxes  . . . . .       1,095         4.7       2,323          8.1       2,818       9.0       2,304         6.9
                                -------      ------     -------        -----     -------    ------     -------      -------
    Net income  . . . . . .     $ 1,559         6.7%    $ 3,309         11.5%    $ 4,014     12.8%     $ 3,281         9.8%
                                =======      ======     =======        =====     =======    ======     =======      =======
    Earnings per share  . .       $0.10                   $0.18                    $0.21                 $0.17
                                  =====                   =====                    =====                 =====
                                            Three months ended
                                  March 31, 1997           June 30, 1997
                                          (dollars in thousands)

    Revenues  . . . . . . .     $30,683       100.0%     $45,291        100.0%
    Cost of operations  . .      16,533        53.9       24,697         54.5
    Selling, general and
     administrative
     expenses . . . . . . .       5,588        18.2        6,242         13.8
    Merger costs  . . . . .          --         --         1,035          2.3
    Depreciation and
     amortization . . . . .       4,474        14.6        5,827         12.9
                                 ------       -----       ------        -----
    Operating income  . . .       4,088        13.3        7,490         16.5
    Interest expense  . . .        (193)       (0.6)        (366)        (0.8)
    Other income (expense),
     net  . . . . . . . . .         251         0.8         (249)        (0.5)
                                 ------       -----       ------       ------
    Income before income
     taxes  . . . . . . . .       4,146        13.5        6,875         15.2
    Income taxes  . . . . .       1,710         5.6        2,977          6.6
                                 ------       -----       ------       ------
    Net income  . . . . . .     $ 2,436         7.9%     $ 3,898          8.6%
                                 ======       =====       ======       ======
    Earnings per share  . .       $0.13                    $0.20
                                  =====                    =====


   Seasonality

             The Company's historical results of operations have tended to vary seasonally, with the first quarter of the year typically generating the least amount of revenues, and with revenues higher in the second and third quarters, followed by a decline in the fourth quarter. This seasonality reflects the lower volume of waste, as well as decreased revenues from project-based and other integrated waste services during the fall and winter months, as well as the operating difficulties experienced during the protracted periods of cold and inclement weather typically experienced during the winter in the Upper Midwest. Certain operating and other fixed costs remain relatively constant throughout the calendar year, resulting in a similar seasonality of operating income.

                                    BUSINESS

   Introduction

             Superior is an acquisition-oriented integrated solid waste services company providing solid waste collection, transfer, recycling and disposal services. As of June 30, 1997, the Company served over 400,000 residential, commercial and industrial customers in Wisconsin and in Alabama, Illinois, Iowa, Michigan, Minnesota, Missouri, Ohio and Pennsylvania. As of June 30, 1997, the Company owned and operated 10 landfills, 29 collection operations, 14 recycling facilities and nine solid waste transfer stations. As of such date, the Company also owned one greenfield landfill, and had entered into an agreement to purchase another new greenfield landfill currently under development contingent upon its completion and final permitting. The Company also manages five other landfills and has entered into an agreement, subject to final regulatory approval, to operate on an interim basis a municipal solid waste landfill subject to its pending proposed acquisition by the Company.

   Industry Overview

             The United States nonhazardous solid waste collection and disposal industry generated estimated revenues of approximately $35 billion in 1996. The Environmental Business Journal, an industry trade publication, reports that 21% of the solid waste industry revenue is accounted for by approximately 5,900 private, predominately small, collection and disposal operations; 31% by municipal governments that provide collection and disposal services; and 48% by publicly-traded solid waste companies.

             In recent years, the solid waste collection and disposal industry has undergone significant consolidation and integration. The Company believes that this consolidation and integration has been caused primarily by four factors: (i) increasingly stringent environmental regulation and enforcement resulting in increased capital requirements;
   (ii) the inability of many smaller operators to achieve the economies of scale necessary to compete effectively with large integrated solid waste service providers; (iii) the evolution of an industry competitive model which emphasizes providing both collection and disposal/recycling capabilities; and (iv) the continued privatization of solid waste collection and disposal services by municipalities and other governmental bodies and authorities. Despite the considerable consolidation and integration that has occurred in the solid waste industry in recent years, the Company believes the industry remains primarily regional in nature and highly fragmented, and that a substantial number of potential acquisition opportunities remain.

             The increasingly stringent industry regulations, such as the Subtitle D Regulations, have resulted in rising operating and capital costs. Many of the smaller industry participants have found these costs difficult to bear. Additionally, the required permits for landfill development, expansion or construction have become increasingly more difficult to obtain. Consequently, many smaller, independent operators have decided to either close their operations or sell them to larger operators.

             Increasing economies of scale in the solid waste collection and disposal industry have the benefit of allowing larger integrated companies to compete more effectively and to comply more effectively with the in-creasing industry regulatory requirements. The high fixed costs of landfill assets and the associated profitability of each incremental ton of disposal waste has led to the development of high volume, regional landfills. The economies of scale associated with larger regional land-fills allow them to compete more effectively against smaller, local landfills.

             Larger integrated operators achieve economies of scale in the solid waste collection and disposal industry through vertical integration of their operations. These integrated companies have increased their acquisition activity levels to expand the breadth of services and density in their market area. Control of the waste stream in these market areas coupled with access to significant financial resources to make acquisitions has given larger solid waste collection and disposal companies the ability to be more cost effective and competitive.

             Many remaining operators have attempted to become more efficient by establishing an integrated network of solid waste collection operations and transfer stations through which they secure captive solid waste streams for internal disposal into their own landfills. City and county governments have historically provided a variety of solid waste services using their own personnel; however, some municipalities have not been able to operate efficiently enough to compete with these integrated operators and have discontinued their collection and/or disposal operations and have opted to privatize or contract out their collection and disposal services to private entities, such as the Company.

             There is an increasing trend at the state and local levels to mandate waste reduction at the source and to prohibit the disposal of certain types of wastes, such as yard wastes and recyclable materials, at landfills. The Company believes that these trends and laws have created significant opportunities for fully integrated solid waste companies to provide additional recycling services to generators of solid waste who are not otherwise able to dispose of such waste. See "Regulation; State and Local Regulation" below.

   Strategy

             Superior's objective is to be one of the largest and most profitable fully integrated providers of solid waste collection and disposal services in each market it serves. The Company's strategy to achieve this objective is to (i) continue to expand its operations and customer base in its existing markets and to enter new markets through the acquisition of other solid waste operations; (ii) pursue internal growth opportunities in its current markets; and (iii) achieve continuing operating improvements in its business. The Company believes that its reputation, strategy, culture and financial strength make it an attractive buyer to acquisition candidates. The Company's operating strategy emphasizes the integration of its solid waste collection and disposal operations and the internalization of waste collected. The Company believes its growth and operating strategies will lead to sustainable growth in revenue and profitability.

             Expansion Through Acquisitions. Since the Company's March 1996 initial public offering through September 11, 1997, the Company has acquired 32 solid waste collection, transfer and disposal operations, including five landfills, one greenfield landfill, two recycling operations and 24 collection operations, taking the Company into 10 new service markets in four new states. During 1996, the Company acquired 13 operations, including two landfills, one recycling operation and 10 solid waste collection corporations, with total annualized revenues of approximately
   $21 million. During 1997 (through September 11, 1997), the Company acquired 19 operations, including three landfills, one greenfield landfill, one recycling operation and 14 solid waste collection operations, with annualized revenues of approximately $60 million. A single acquisition transaction may involve the purchase of multiple business operations.

             The Company intends to continue to expand through acquisitions by (i) expanding into adjacent and new markets by pursuing principally a "hub and spoke" acquisition strategy and (ii) increasing its revenues and operational and administrative efficiencies through "tuck-in" and other acquisitions of profitable solid waste collection operations in its existing markets. The Company has established a targeted internal rate of return on investment and pricing parameters which it uses to evaluate potential acquisitions. In connection with each of its acquisitions, the Company attempts to implement a number of cost saving measures, including reductions (in certain instances) in management levels and other personnel, the imposition of centralized management and cost controls and the elimination of duplicative collection routes.

             When entering new markets, the Company emphasizes a "hub and spoke" acquisition strategy, involving the acquisition of solid waste landfills in its targeted new markets followed by the acquisition of nearby solid waste collection and transfer station operations in order to secure a captive waste stream for internal disposal into the acquired landfill. The Company may also acquire solid waste collection operations in new market areas in which it does not own a landfill or transfer station if there are sufficient disposal alternatives to ensure competitive disposal pricing or if it believes it may subsequently be able to acquire or develop a nearby landfill.


             The Company believes "tuck-in" acquisition opportunities exist within each market it serves and within each of its existing potential new markets, to allow the Company to further improve its market penetration and density. (A tuck-in acquisition is one in which the Company acquires a collection company's vehicles and certain other assets and assumes the service rights and obligations relating to such company's customers, which are then fully integrated into one of the Company's existing collection operations. This generally allows the Company to use the same core business infrastructure, minimizing costs and enhancing profit margins.)

             The Company believes that its reputation, strategy, culture and financial strength make it an attractive buyer to certain acquisition candidates. The profiles of acquired companies must fit strategically into the Company's overall plan for growth within its targeted new and existing markets. In determining whether to proceed with a business acquisition, the Company evaluates a number of factors, including: (i) the acquisition candidate's historical and projected financial results;
   (ii) the experience, reputation and personality of the acquisition candidate's management and the candidate's customer service reputation and relationships with the local communities; (iii) the anticipated purchase price and the Company's expected resultant internal rate of return on investment; (iv) the composition and size of the candidate's customer base; (v) whether the candidate will augment or increase the Company's market share or help protect existing market share; (vi) any expected synergistic effects with one or more of the Company's existing operations;
   (vii) whether the candidate will enhance or expand the Company's geographic market area and will allow the Company to effect other acquisitions in the vicinity or whether the candidate would involve entry into a new service market with additional growth potential; (viii) the types of services provided by the candidate; and (ix) whether the candidate has definable and controllable liabilities.

             Prior to acquiring a business, Superior performs extensive environmental, operational, engineering, legal, human resource and financial due diligence. All acquisitions are subject to initial evaluation and approval by the Company's management. All material acquisitions are subject to final approval by the Company's Board of Directors.

             The Company has an established integration procedure for newly acquired companies designed to effect prompt and efficient integration of the acquired operations and minimize disruption to the ongoing business of both the Company and the acquired company. Once a solid waste collection operation is acquired, programs designed to improve collection and disposal routing, equipment utilization, employee productivity, operating efficiencies and overall profitability are implemented. The Company also solicits new commercial, industrial and residential customers in areas surrounding acquired collection markets as a means of further improving operating efficiencies and increasing the volumes of solid waste collected by the acquired operation. The Company typically attempts to retain the acquired company's management and key employees and decentralized operations, while consolidating administrative and management information systems through the Company's corporate offices.


             The following table sets forth the Company's acquisitions of operations completed since the Company's March 1996 initial public offering through September 11, 1997:

                                 Month       Principal
   Acquired company              acquired    business               Location           Market area

   Olosky Sanitation             August      Solid waste            Clearfield, PA     Eastern
                                 1997        collection and                            Pennsylvania
                                             transportation

   D & S Disposal                July        Solid waste            Mauston, WI        Central Wisconsin
                                 1997        collection,
                                             recycling and
                                             transportation

   Facchine Sanitation           July        Solid waste            DuBois, PA         Eastern
                                 1997        collection,                               Pennsylvania
                                             recycling and
                                             transportation

   Holt Landfill Co., Inc.(1)    June        Construction           Tuscaloosa, AL     Central
                                 1997        and demolition                            Alabama
                                             landfill

   Urban Sanitation              June        Solid waste            Pell City, AL      Central
     Corporation(1)              1997        landfill and                              Alabama
                                             collection

   Speedway Sanitation, Inc.(1)  June        Solid waste            Tarrant, AL        Central
                                 1997        collection,                               Alabama
                                             recycling and
                                             transportation

   Milliron Industries           June        Solid waste            Mansfield, OH      Central
                                 1997        collection,                               Ohio
                                             recycling and
                                             transportation

   Ohio Disposal Systems, Inc.   June        Solid waste            Columbus, OH       Central
                                 1997        collection,                               Ohio
                                             recycling and
                                             transportation

   Burggraff Sanitation          May         Solid waste            St. Cloud, MN      Central
                                 1997        collection,                               Minnesota
                                             recycling and
                                             transportation

   Certain assets of             May         Solid waste            Buffalo and        Central
     Randy's Sanitation, Inc.    1997        collection,            St. Cloud, MN      Minnesota
                                             recycling and
                                             transportation

   Certain assets of             April       Solid waste            DuBois and         Eastern
     Browning-Ferris Industries  1997        collection             College Station,   Pennsylvania
     of Pennsylvania, Inc.(2)                                       PA

   Homestand Land Corp.(2)       April       Solid waste            Kersey, PA         Central
                                 1997        landfill                                  Pennsylvania

   Certain assets of BFI Waste   April       Solid waste            Columbus,          Central Ohio
     Systems of Ohio, Inc.(2)    1997        collection             Zanesville and
                                             and transfer           Marietta, OH

   Certain assets of             April       Solid waste            Green Bay          Northeastern
     Browning-Ferris Industries  1997        collection             and Chilton,       Wisconsin
     of Wisconsin, Inc.(2)                                          WI

   M&N Disposal, Inc.(2)         April       Solid waste            Chilton, WI        Northeastern
     (Superior Hickory Meadows   1997        landfill under                            Wisconsin
     Landfill, Inc.)                         development

   Certain assets of             March       Solid waste and        Horicon, WI        Southeastern
     Ideal Disposal Service, Inc.1997        recyclable collection                     Wisconsin

   Rest and Recoup Resource      March       Solid waste            Horicon, WI        Southeastern
     Recovery, Inc.              1997        collection                                Wisconsin

   Madison Pallet                March       Recycling operation    Madison, WI        Southeastern
                                 1997                                                  Wisconsin

   Eagle Waste Systems, Inc.     February    Solid waste            St. Louis,         Eastern
                                 1997        collection             MO                 Missouri

   D&K Refuse and Recycling,     December    Solid waste            St. Cloud,         Central
     Inc.                        1996        collection             MN                 Minnesota

   G.D. LaPlant Sanitation,      December    Solid waste            Buffalo,           Central
     Inc.                        1996        collection             MN                 Minnesota

   Peninsula Dump-All, Inc.      November    Solid waste            Sturgeon Bay,      Northeastern
                                 1996        collection             WI                 Wisconsin

   Wilson Refuse, Inc.           October     Solid waste            Maryland           Eastern
                                 1996        collection             Heights, MO        Missouri

   West County Disposal,         September   Solid waste            Ballwin, MO        Eastern
     Ltd. (Superior Oak          1996        landfill                                  Missouri
     Ridge Landfill)

   Eau Claire County Landfill    September   Solid waste            Eau Claire,        Northwestern
     (Superior Seven Mile        1996        landfill               WI                 Wisconsin and
     Creek Landfill)                                                                   Eastern
                                                                                       Minnesota

   Vasko Rubbish Removal,        August      Solid waste            St. Cloud,         Central
     Inc.                        1996        collection             MN                 Minnesota

   All Waste Disposal,           August      Solid waste            Milwaukee,         Southeastern
     Inc. (Rearload              1996        collection             WI                 Wisconsin
     Commercial Routes)

   Superior Lamp Recycling,      June        Recycling              Port Washington,   Southeastern
     Inc.                        1996                               WI                 Wisconsin

   DC Refuse Service             June        Solid waste            Sturgeon Bay,      Northeastern
     & Recycling, Inc.           1996        collection             WI                 Wisconsin

   Tom Kraemer                   June        Solid waste            St. Cloud,         Central
     Sanitation, Inc.            1996        collection             MN                 Minnesota

   Arrow Disposal                March       Solid waste            Mequon,            Southeastern
     Service, Inc.               1996        collection             WI                 Wisconsin

   Wittstock Services, Inc.      March       Solid waste            Dubuque,           Northeastern
                                 1996        collection             IA                 Iowa
   ______________

   (1)  Holt Landfill Co., Inc., Urban Sanitation Corporation and Speedway
        Sanitation, Inc. are the wholly-owned subsidiaries of R2T2, acquired on June 27, 1997 in a transaction accounted for as a pooling of interests.
   (2) These operations were acquired in April 1997 in a single acquisition transaction from BFI and certain of its subsidiaries.

             Internal Growth. Superior believes its internal growth will come from additional sales penetration in several of its current and adjacent markets, marketing additional services to existing customers, including particularly recycling services, and selective price adjustments. Utilizing a decentralized operations strategy, the Company has a 60-person sales force (25 of the 60 positions have been added since the Company's March 1996 initial public offering) dedicated to increasing the Company's sales to new and existing commercial, industrial and municipal customers. The Company believes it has been successful and will continue to succeed in both retaining existing customers and attracting new customers through the personal contact its sales force has with both existing and potential customers. A principal component of the Company's internal growth strategy is to become the sole provider of solid waste services to its customers, including solid waste, other integrated waste and recycling services. See "Risk Factors-Competition."

             An integral part of the Company's internal growth strategy is to establish new transfer stations within a 150-mile radius of its existing landfills to increase its collection and transportation efficiencies and improve the Company's internalization of collected solid waste. As of September 11, 1997, the Company had plans to develop new transfer stations in several markets.

             Operating Improvements. The Company has implemented programs and benchmarking systems designed to improve the operational productivity, administrative efficiency and profitability of its operations through improved collection and disposal routing efficiency, equipment utilization, cost controls, employee training and safety. The Company's benchmarking system establishes and tracks key statistical measurement criteria for its collection, transfer and disposal operations to facilitate improvement in each operation's profitability. The Company has also implemented an improved job-costing system designed to enhance the profitability of its project-based other integrated waste services through improved pricing and more efficient utilization of assets and personnel.

   Current Operations

        Introduction

             As of June 30, 1997, the Company provided the following integrated waste services to its customers in Wisconsin and in Alabama, Illinois, Iowa, Minnesota, Missouri, Ohio and Pennsylvania:

             -    Solid waste collection and transfer
             -    Recycling services
             -    Solid waste landfill disposal
             -    Management of third party landfills
             -    Other integrated waste services

             As of June 30, 1997, Superior owned and operated 10 landfills, 29 collection operations, 14 recycling facilities and nine solid waste transfer stations. As of such date, the Company also owned one greenfield landfill and had entered into an agreement to purchase another new greenfield landfill currently under development (contingent upon its completed construction and final permitting). The Company also manages five other landfills and has entered into an agreement, subject to final regulatory approval, to operate on an interim basis a municipal solid waste landfill pending its proposed acquisition by the Company. The Company also provides other integrated waste services, most of which are project-based and provide additional waste volumes to the Company's landfills.

             The Company's operations originated in Wisconsin and a substantial part of the Company's operations continue to be located in Wisconsin. Wisconsin's environmental regulatory climate can be characterized as rigorous, with broad public and political support for environmental protection and mandatory recycling laws. Wisconsin was among the first states to adopt a state counterpart to the Subtitle D Regulations and has enacted additional laws of relatively broad scope which restrict the types of waste that can be accepted by Wisconsin landfills and which require the recycling of a number of waste streams. The Company believes it has adapted to these operating conditions successfully through a combination of (i) modified collection and landfill operating practices; (ii) development of commercial recycling and waste processing facilities; (iii) utilization of specialized collection vehicles; and (iv) the introduction of new services which assist customers in their own efforts to comply with environmental and waste management regulations. The Company believes its experience operating under these conditions in Wisconsin may provide it with a competitive advantage as it enters into other states where environmental regulations are becoming more stringent and where incumbent competitors may have difficulty adapting to more restrictive operating conditions. See, "Risk Factors-Competition" and "-Geographic Concentration."

        Solid Waste Collection and Transfer

             As of June 30, 1997, the Company provided solid waste collection services to over 400,000 residential, commercial and industrial customers. The Company's collection operations are conducted generally within a 150-mile radius from its landfills or transfer stations. The Company contracts with local generators of solid waste and directs the waste to either its own landfill for disposal; to a third-party landfill; or, for additional handling at one of its transfer stations or recycling facilities. After compacting and/or separating at a transfer station, the Company has historically directed the waste to either its own landfill or a third party landfill. During the six months ended June 30, 1997, approximately 72% of the solid waste collected by the Company was delivered for disposal at its own landfills, compared to approximately 83% in 1996, primarily due to collection operations which were acquired since June 30, 1996. The Company's waste internalization rate has declined since 1996 and may continue to do so as a result of the Company's acquisitions activities. The Company believes, however, that its internalization rate should continue to remain among the highest of its publicly traded competitors in the solid waste industry, since achieving full vertical integration of the Company's solid waste operations will continue to be a key element of the Company's business growth strategy. Solid waste collection and transfer services accounted for approximately 52% of the Company's revenues in the first half of 1997, including revenues from disposal services provided to customers of the Company's collection and transfer units, compared to approximately 46% in the first half of 1996.

             The Company's commercial and industrial collection services are generally performed under one-year to three-year service agreements, and fees are determined by such factors as collection frequency, type of equipment and containers furnished, the type, volume and weight of the waste collected, the distance to the disposal or processing facility and the cost of disposal or processing. The Company's commercial and industrial customers generally utilize portable containers that temporarily hold solid waste, thereby enabling the Company to service many customers with fewer collection vehicles. Commercial and industrial collection vehicles normally need only one employee for operation. The portable containers range from two to 40 cubic yards in size and are provided by the Company. Stationary containers that compact waste prior to collection may also be installed on the premises of large volume customers.

             Substantially all of the Company's municipal solid waste collection services have historically been performed under contracts with municipalities. These contracts grant the Company exclusive rights to service all or a portion of the residential homes in a specified community or provide a central repository for residential waste drop-off. The Company had over 290 municipal contracts in place as of June 30, 1997, compared to over 240 as of December 31, 1996. No single municipal contract is individually material to the Company's results of operations. Municipal contracts in the Company's market areas are typically awarded, at least initially, on a competitive bid basis and usually range in duration from one to three years. Fees are based primarily on the frequency and type of service, the distance to the disposal or processing facility and the cost of disposal or processing. Municipal collection fees are usually paid either by the municipalities from tax revenues or through direct service charges to the residents receiving the service.
   The Company also provides subscription residential collection services directly to households.

             The Company's transfer stations receive solid waste collected primarily from its various collection operations, compact the waste and transfer the waste to larger Company-owned vehicles for transport to landfills. This procedure reduces the Company's costs by improving its utilization of collection personnel and equipment. Approximately 22% of the solid waste accepted for transfer at the Company's transfer stations in the first six months of 1997 was from third parties, compared to 23% in the six months ended June 30, 1996.

        Recycling Services

             The Company provides recycling services to its customers in most markets as part of its strategy to be a full service integrated solid waste services company. Recycling involves the removal of reusable materials from the waste stream for processing and sale in various applications. The Company believes that recycling will be an increasingly important component of most major markets' solid waste management plans as a result of the public's increasing environmental awareness and expanding regulations mandating or encouraging waste recycling.

             As of June 30, 1997, the Company operated 14 recycling facilities as part of its collection and transfer operations at which it processes, sorts and recycles paper products, certain plastics, glass, aluminum and tin cans and certain other items. The Company also operates a wood pallet recycling operation and curbside residential recycling programs in connection with its residential collection operations in many communities.

             The Company attempts to resell recycled waste products in the most commercially reasonable manner practicable and to pass on contractually a portion of the commodity pricing risk to its commercial and industrial clients. The Company has a five-year wastepaper purchase agreement effective through April 2000 with a national paper company pursuant to which the paper company purchases certain grades of recyclable wastepaper from the Company at above-market prices, subject to certain minimum floor resale pricing assurances. Under the terms of this agreement, the Company has the ability to sell up to all, but not less than 50%, of its supply of certain grades of recyclable wastepaper to such company. The Company believes this agreement helps mitigate some of the variability associated with the resale of its collected and recyclable wastepaper.

             During the first half of 1997, the Company processed an average of over 7,200 tons of recyclable paper and cardboard per month, compared to approximately 6,600 tons per month during the first half of 1996 in each case as restated to take into account the acquisition of R2T2. The impact of prices for recyclable waste paper had essentially no effect on the change in revenues in the six months ended June 30, 1997 compared to the six months ended June 30, 1996. The Company expects this trend to continue for the remainder of 1997 assuming average resale prices are similar to 1996 levels. See "Management's Discussion and Analysis of Financial Conditions and Results and Operations."

        Solid Waste Landfill Disposal

             As of June 30, 1997, the Company owned and operated 10 solid waste landfills in Alabama, Minnesota, Missouri, Ohio, Pennsylvania and Wisconsin and managed five others. The Company also owns one greenfield landfill, and has entered into an agreement to purchase another greenfield landfill currently under development contingent upon its completed construction and final permitting. The Company's landfill facilities are designed and operated to meet federal, state and local regulations in all material respects and the Company believes each of its landfill sites are in compliance with current applicable state and federal Subtitle D Regulations in all material respects. None of the Company's landfills is permitted to accept hazardous waste. In the first half of 1997, approximately 36% of the solid waste disposed of at the Company's landfills was delivered by the Company compared to approximately 35% in the first half of 1996. Other customers are charged "tipping fees" based on the amount and type of solid waste deposited. The Company operates licensed bioremediation facilities at several of its landfills where the concentrations of volatile organic compounds in contaminated soils are reduced through microbial activities enhanced by pumping air through the soils. The bioremediated soils are then reused as cover material at the Company's landfills.

             The average daily volume of waste accepted for disposal at the Company's open landfills increased from approximately 5,900 tons per day in the six months ended June 30, 1996 to approximately 8,700 tons per day in the six months ended June 30, 1997 (9,900 tons per day in the second quarter of 1997 in each case as restated for the acquisition of R2T2). The increase in revenues from landfill disposal operations is the result of waste received at three new disposal sites acquired since June 30, 1996, increased volumes of special waste streams from the Company's project-driven other integrated waste services and increased volumes received from a disposal contract for a customer's Milwaukee collection operations. Revenues from landfill disposal operations decreased to approximately 21% of the Company's revenues in the six months ended June 30, 1997 from approximately 23% of the Company's revenues in the six months ended June 30, 1996 as a result of acquisitions completed since June 30, 1996, and does not include revenues from disposal services provided to customers of the Company's collection, transfer and other integrated waste services units.

             The following table provides certain information as of June 30, 1997 with respect to Superior landfills which were owned, under development or subject to purchase under definitive purchase agreements:

                                                                                                         Approximate
                                                          Month            Year         Permitted           total
         Landfill name and location                     acquired          opened       acreage(1)        acreage(1)

   Superior Cranberry Creek Landfill,                       *              1986               34             1,060
     Wisconsin Rapids, WI (Central Wisconsin)
   Superior Valley Meadows Landfill,                        *              1979               29               600(2)
     Fort Atkinson, WI (Southeastern Wisconsin)
   Superior Glacier Ridge Landfill,                    March 1993          1986               44               560
     Mayville, WI (Eastern Wisconsin)

   Superior Emerald Park Landfill,                    November 1993        1994               35               340
     Muskego, WI (Milwaukee metropolitan area)
   Superior FCR Landfill,                               July 1994          1965               24               357(3)
     Buffalo, MN (Minneapolis metropolitan area)
   Superior Seven Mile Creek Landfill,               September 1996        1978               37               160(4)
     Eau Claire, WI (Northwestern Wisconsin)
   Superior Oak Ridge Landfill,                      September 1996        1975              126               180(5)
     Ballwin, MO (St. Louis metropolitan area)
   Superior Hickory Meadows Landfill,                  April 1997       Greenfield           N/A(6)            317
     Chilton, WI (Northeastern Wisconsin)                             landfill under
                                                                       development
                                                                       scheduled to
                                                                      open late 1998

   Greentree Landfill,                                 April 1997          1986               91             1,336
     Kersey, PA (Central Pennsylvania)
   Holt Landfill(7),                                    June 1997          1988               24                87
     Tuscaloosa, AL (Central Alabama)
   Urban Landfill,                                      June 1997          1975               25               418
     Pell City, AL (Central Alabama)

   Noble Road Landfill(8),                             Acquisition      Greenfield           N/A(9)            288
     Mansfield, OH (Central Ohio)                      pending(8)     landfill under
                                                                       development
                                                                       scheduled to
                                                                       open in Fall
                                                                           1997

   Sycamore Landfill(10),                              Acquisition         1975               25                93
     Hurricane, WV (Central West Virginia)             pending(10)
   _______________

   *     Acquired as part of the Company's original consolidation in 1993.
   (1) Permitted acreage represents the portion of the total acreage on which disposal cells have been constructed (including any that may have been filled or capped) or may be constructed based upon an approval issued by the regulatory agency generally authorizing the development of a landfill on the acreage. The portion of total acreage that is not currently permitted is not available for waste disposal.
   (2) Does not include approximately 80 acres currently subject to acquisition by the Company upon exercise of a purchase option.
   (3) Does not include approximately 40 acres currently subject to acquisition by the Company upon exercise of a purchase option.
   (4) Does not include approximately 80 acres currently subject to acquisition by the Company upon exercise of a purchase option.
   (5) Includes approximately 125 acres leased by the Company. Does not include approximately 58 acres subject to acquisition by the Company upon exercise of a purchase option.
   (6)   Application pending for 58.7 permitted acres.
   (7)   Construction and demolition landfill.
   (8) Consummation of the Company's acquisition of this landfill is subject to the landfill's completed construction and final permitting.
   (9)   Application pending for 102 permitted acres.
   (10) The Company has entered into an interim operating agreement, subject to regulatory approval, to operate on an interim basis this municipal solid waste landfill pending final regulatory approval of the Company's proposed purchase of this landfill.

        Management of Third Party Landfills

             As of June 30, 1997, the Company managed five landfills owned by third parties. One of the landfills is a fly ash monofill, one is a bottom ash monofill, one is a county owned municipal solid waste landfill, and two are paper sludge and ash captive monofills owned by separate paper companies. A monofill is a landfill which only accepts one type of waste. The fly ash and bottom ash monofills are both owned by a Wisconsin public electric utility company and service is provided by the Company on a purchase order basis. The municipal solid waste landfill managed by the Company under an agreement that expires at the end of 1997 is in Portage County located in Central Wisconsin. One of the paper company monofills is located in Brokaw, Wisconsin and is managed under a two-year waste hauling and landfill operation agreement that expires in May 1998. The other is located in Quinnesec, Michigan and is managed under an agreement that expires July 1999. Additionally, the Company has entered into an agreement to operate on an interim basis a municipal solid waste landfill pending final regulatory approval of its purchase by the Company. These management contracts are not individually or in the aggregate material to the Company's results of operations.

        Other Integrated Waste Services

             In order to provide integrated solid waste services to a wide range of customers, Superior provides a variety of other integrated waste services, most of which are project-based and provide additional waste volumes to the Company's landfills. These services include the remediation and disposal of contaminated soils and similar materials; wastewater biosolids management; full container consumer product recycling; and temporary storage and transportation of special and hazardous waste, including household hazardous waste. Revenues from these other integrated waste services constituted approximately 15% of the Company's revenues for the six months ended June 30, 1997, compared to 19% for the six months ended June 30, 1996. This trend is expected to continue over the long term as the Company pursues its growth strategy of acquiring additional solid waste disposal, transfer and collection operations.

              The Company's project-based remediation services involve the removal and transportation of contaminated soil from environmental remediation projects for disposal at the Company's landfills in compliance with applicable regulations. The Company also provides value-added services to bioremediate contaminated soils at its landfills prior to final disposal. After excavation, the Company uses nutrients and micro-organisms to naturally remove or reduce contaminants from contaminated soil before disposing of the remediated soils in its landfills or using the remediated soils in landfill construction. The Company's environmental field services, which are provided principally to industrial clients in Wisconsin, include the containment and cleanup of actual and threatened releases of hazardous materials into the environment on both a planned and an emergency response basis. These services include cleanout of wastewater treatment tanks, cleanup of abandoned oil recycling facilities, cleanup and demolition of manufacturing facilities and removal and remediation of underground storage tanks. The Company is the primary standby provider of environmental emergency spill response services to the Wisconsin Department of Natural Resources ("WDNR") in Eastern and Central Wisconsin.

             The Company's wastewater biosolids operations consist principally of the removal, transportation, storage and beneficial reuse through land application of industrial and municipal nonhazardous wastewater biosolids. The Company contracts with municipalities, paper mills and food processing plants to remove, transport and dispose of both municipal and industrial wastewater biosolids. In most cases, municipalities or industrial processors have on-site wastewater treatment facilities which pretreat and concentrate biosolid wastes prior to removal and reuse. In other cases, the Company will transport a generator's wastewater biosolids from holding tanks or lagoons to a third party wastewater treatment facility. Land application is generally limited by state regulations to six months out of the year in Wisconsin. Consequently, the Company built a one million gallon permitted wastewater biosolid storage tank in which it stores certain liquid and biosolid wastes until they can be land applied during the spring and fall.

             The Company provides nonhazardous "special" waste and hazardous waste (including household hazardous waste) services, transportation and temporary storage services to industrial clients principally in Wisconsin. The Company provides its hazardous waste services principally from its fully-permitted temporary storage facility ("TSF") located in Port Washington, Wisconsin (approximately 25 miles north of Milwaukee). Hazardous waste collected by the Company is transported to third party treatment or disposal facilities which have been selected by the customer in virtually all cases. The Company also reclaims mercury at its TSF from discarded mercury-containing items such as utility meters, fluorescent lights and thermometers. The Company does not typically take title to collected hazardous waste nor does it handle or accept radioactive wastes, explosives, certain poisons, certain PCBs and certain other types of hazardous wastes. The Company does not own or operate, or intend to own or operate, a hazardous waste disposal facility. Revenues from hazardous waste transportation and temporary storage services accounted for less than 3% of the Company's revenues for the six months ended June 30, 1997 and less than 5% of the Company's revenues in the six months ended
   June 30, 1996. Although the Company may under certain conditions from time to time acquire additional operations which focus on providing other integrated waste services, including certain hazardous waste services, the Company expects this trend to continue as the Company pursues its growth strategy of acquiring additional solid waste disposal, transfer and collection operations.

   Marketing and Sales

             Superior markets its services on a decentralized basis principally through its general managers and 60 direct sales representatives. The Company also obtains new customers from referral sources, reputation and local market print advertising.

             The Company's sales representatives visit customers on a regular basis and each sales representative calls upon potential new customers within a specified territory or service area, including new market areas not currently being served by the Company. The Company emphasizes providing quality services and customer satisfaction and retention, and believes that its focus on quality service will help it to retain existing and attract additional customers. Maintenance of a local presence and identity is another important aspect of the Company's marketing plan for its various operations. Many of the Company's managers are involved in local governmental, civic and business organizations.

             The Company has a solid waste sales program which calls for additional sales coverage of key urban markets under the direction of area sales managers and facility general managers. This sales program is focused on improving market density. The Company also intends to continue emphasizing the development of preferred provider relationships with industrial and commercial customers, thereby helping it to secure a greater proportion of such customers' various waste streams. To further facilitate internal sales growth, the Company's solid waste sales program also contains a specific customer retention plan. The Company's sales representatives also market the Company's landfill disposal services to generators of contaminated soil. The Company seeks to maintain a local identity and image and a high degree of involvement in each community in which it operates.

             The Company has a diverse customer base, with no single customer accounting for more than 6% of the Company's revenues in either of the six months ended June 30, 1997 or 1996. The Company does not believe that the loss of any single customer would have a material adverse effect on the Company's results of operations.

   Competition

             The solid waste management industry is highly competitive, very fragmented and requires substantial labor and capital resources. Intense competition exists within the industry not only for collection, transportation and disposal volume, but also for acquisition candidates. The industry includes five large national waste companies, Waste Management, Inc., Browning-Ferris Industries, Inc., USA Waste Services, Inc., Allied Waste Industries, Inc. and Republic Industries, Inc. The Company also competes with a number of regional and local companies.

             Superior competes for landfill disposal business primarily on the basis of disposal fees, geographical location and quality of operations. The Company's ability to obtain landfill disposal volume may be limited by the fact that some major collection companies also own or operate their own landfills in the Company's market areas, to which they send their waste. The Company also competes, to a lesser extent, with certain municipalities that maintain their own solid waste disposal operations. These municipalities may have certain advantages over the Company in financing their operations due to the availability of tax revenues and tax-exempt financing. The Company competes for collection and recycling accounts primarily on the basis of price and quality of its services. From time to time, competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. These practices may also lead to reduced pricing for the Company's services or the loss of business. The Company provides a substantial portion of its residential collection services under municipal contracts. As is generally the case in the industry, these contracts are subject to periodic competitive bidding. There can be no assurance that the Company will be the successful bidder to obtain or retain these contracts.

   Property and Equipment

             As of June 30, 1997, the Company owned and operated 10 landfills, 29 collection operations, 14 recycling facilities, nine transfer facilities and one greenfield landfill currently under development. The Company leases various offices and facilities, including its executive offices in suburban Milwaukee under a lease expiring in 1998. The Company also leases property which provides access to its Superior Oak Ridge landfill in Ballwin, Missouri. The real estate owned by the Company is not subject to material encumbrances. The Company believes that its existing facilities are generally adequate for its current needs and requirements.

   Employees

             As of June 30, 1997, the Company employed approximately 1,300 full-time employees. None of the Company's employees are members of a collective bargaining unit or covered by a collective bargaining agreement.

   Risk Management, Insurance and Performance Bonds

             The Company's risk management program includes evaluating both existing facilities, as well as potential acquisitions, for environmental laws compliance and operating procedures. An environmental risk assessment was performed on each of the Company's predecessor entities prior to their 1993 consolidation into the Company and included a regulatory review and file check, interviews with regulators, a review of prior disposal sites, a site assessment visit, identification of risk factors, review of existing environmental monitoring programs, evaluation and investigation of risk items and compilation and assessment of environmental liabilities. This procedure also included technical analysis of hydrogeological and regulatory compliance issues by an independent environmental consultant.

             Operating practices at all existing Company operations stress minimizing the possibility of environmental contamination and litigation. The Company believes that all of its facilities are in compliance in all material respects with the Subtitle D Regulations and applicable state regulations, including design criteria, environmental monitoring, financial assurance and long-term care provisions.

             The Company carries a range of insurance intended to help protect its assets and operations, including a commercial general liability policy and a property damage policy. The Company maintains a limited environmental impairment liability policy on its landfills and TSF that provides coverage, on a "claims made" basis, against certain third party off-site environmental damage. This insurance does not provide protection against on-site environmental liabilities. See "Risk Factors-Potential Uninsured Risks and Performance Bonds." The Company also maintains contractor's pollution liability insurance which covers certain environmental liabilities arising out of the Company's hazardous waste emergency response and remediation services and pollution endorsements to its automobile liability policies which cover certain environmental liabilities to third parties from the Company's transportation operations. A partially or completely uninsured claim against the Company (including liabilities associated with cleanup or remediation at its own sites, or liabilities substantially in excess of policy limits or a substantial number of claims resulting in liabilities not insured against because of policy deductible or co-insurance provisions), if successful and of sufficient magnitude, could have a material adverse effect on the Company's results of operations or financial condition. Any future difficulty in obtaining insurance could also impair the Company's ability to secure future contracts, which may be conditioned upon the availability of adequate insurance coverage.

             Municipal solid waste collection contracts typically require performance bonds or other means of financial assurance to secure contractual performance. The Company has not experienced difficulty in obtaining performance bonds or letters of credit for its current operations. If the Company were unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, it may be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill operating permits.

   Regulation

        Introduction

             The Company is currently subject to extensive and evolving federal, state and local environmental laws and regulations that have been enacted in response to technological advances and increased concern over environmental issues. These regulations not only strictly regulate the conduct of the Company's operations but also are related directly to the demand for many of the services offered by the Company. Some of the federal statutes described below contain provisions authorizing, under certain circumstances, the institution of lawsuits by private citizens to enforce the provisions of the statutes.

             The regulations affecting the Company are administered by the EPA and various other federal, state and local environmental, zoning, health and safety agencies. The Company believes that it is currently in substantial compliance with applicable federal, state and local laws, permits, orders and regulations. The Company believes there will continue to be increased regulation, legislation and regulatory enforcement actions related to the solid waste services industry. As a result, the Company attempts to anticipate future regulatory requirements and to plan accordingly to remain in compliance with the regulatory framework.

             In order to develop and operate a landfill, a biosolid storage facility, a transfer station, most other solid waste facilities or a hazardous waste treatment/storage facility, the Company must typically go through several governmental review processes and obtain one or more permits and often zoning or other land use approvals. Obtaining these permits and zoning or land use approvals is difficult, time consuming and expensive and is often opposed by various local elected officials and citizens' groups. Once obtained, operating permits generally must be periodically renewed and are subject to modification and revocation by the issuing agency.

             The Company's operating facilities are subject to a variety of operational, monitoring, site maintenance, closure, post-closure and financial assurance obligations which change from time to time and which could give rise to increased capital expenditures and operating costs. In connection with the Company's expansion of its existing or any newly acquired landfills, it is often necessary to expend considerable time, effort and money in complying with the governmental review and permitting process necessary to maintain or increase the capacity of these landfills. Governmental authorities have broad power to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations. In the ordinary course of its landfill, transfer station and TSF operations, the Company has from time to time received notices from regulatory authorities that its operations may not be in compliance with certain applicable environmental laws and regulations. Upon receipt of any notices, the Company generally cooperates with the authorities in an attempt to resolve the issues raised by such notices and pays the agreed upon fine or penalty. Failure to correct the problems to the satisfaction of the authorities could lead to curtailed operations, fines and penalties or even closure of a landfill or other facility.

             In order to transport waste, it is necessary for the Company to possess one or more permits from state or local agencies. These permits also must be periodically renewed and are subject to modification and revocation by the issuing agency.

             See "Risk Factors-Government Regulation" and "-Potential Environmental Liability" for a discussion of certain of the material potential risks and liabilities applicable to the Company and an investment therein relating to governmental regulation.

             The principal federal, state and local statutes and regulations applicable to the Company's various operations are as follows:

        The Resource Conservation and Recovery Act of 1976, as amended

             RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and nonhazardous. Wastes are generally classified as hazardous if they (i) either (a) are specifically included on a list of hazardous wastes or (b) exhibit certain hazardous characteristics and (ii) are not specifically designated as nonhazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as nonhazardous. Among the wastes that are specifically designated as nonhazardous waste are household waste and "special" waste, including items such as petroleum contaminated soils, asbestos, foundry sand, shredder fluff and most nonhazardous industrial waste products.

             The EPA regulations issued under Subtitle C of RCRA impose a comprehensive "cradle to grave" system for tracking the generation, transportation, treatment, storage and disposal of hazardous wastes. The Subtitle C regulations provide standards for generators, transporters and disposers of hazardous wastes, and for the issuance of permits for sites where such material is treated, stored or disposed. Subtitle C imposes detailed operating, inspection, training and emergency preparedness and response standards, as well as requirements for manifesting, record keeping and reporting, facility closure, post-closure and financial responsibilities. These regulations require the Company's transfer/storage facilities to demonstrate financial assurance for sudden and nonsudden pollution occurrences. Financial assurance for future closure and post-closure expenses must also be maintained. The Company believes that its hazardous waste transportation activities and its TSF comply in all material respects with the applicable requirements of Subtitle C of RCRA.

             In October 1991, the EPA adopted the Subtitle D Regulations governing solid waste landfills. The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, the Subtitle D Regulations require that new landfill sites meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of groundwater and have extensive collection systems to collect leachate for treatment prior to disposal. Groundwater monitoring wells must also be installed at virtually all landfills to monitor groundwater quality and, indirectly, the leachate collection system operation. The Subtitle D Regulations also require, where threshold test levels are present, that methane gas generated at landfills be controlled in a manner that protects human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed upon it by the EPA. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with the Subtitle D Regulations criteria. Wisconsin and various other states into which the Company has entered, or may enter, have adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations. The Company believes that all of its present landfill operations are in compliance with current applicable state and federal Subtitle D Regulations in all material respects.

        The Federal Water Pollution Control Act of 1972

             The Federal Water Pollution Control Act of 1972, as amended ("Clean Water Act"), establishes rules regulating the discharge of pollutants from a variety of sources, including solid waste disposal sites and transfer stations, into waters of the United States. If surface water runoff from the Company's landfills or transfer stations is discharged into streams, rivers or other surface waters, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with the EPA's storm water regulations issued in November 1990, which are designed to prevent possibly contaminated landfill storm water runoff from flowing into surface waters. The Company believes that its facilities are in compliance in all material respects with Clean Water Act requirements, particularly as they apply to treatment and discharge of storm water. The Company believes it has secured or has applied for all material required discharge permits under the Clean Water Act or comparable state-delegated programs. In those instances where the Company's applications for discharge permits are pending and a final discharge permit has not been issued, the Company believes it is in substantial compliance with the applicable substantive state standards in its market areas in administering the Clean Water Act.

        The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended

             CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities from which there has been, or is threatened, a release of any hazardous substance into the environment. CERCLA's primary mechanism for remedying such problems is to impose strict, joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous substances. The costs of CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" as defined by RCRA, but can also be founded upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA, many of which can be found in household waste. If the Company were to be found to be a responsible party for a CERCLA cleanup, the enforcing agency could hold the Company, or any other generator, transporter or the owner or operator of the facility, completely responsible for all investigative and remedial costs even if others may also be liable. CERCLA, however, provides a responsible party with the right to bring legal action against other responsible parties for their allocable share of investigative and remedial costs. The Company's ability to get others to reimburse it for their allocable share of such costs would be limited by the Company's ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of such other parties. In addition, CERCLA authorizes the imposition of a lien in favor of the United States upon all real property subject to, or affected by, a remedial action for all costs for which a party is liable.

             CERCLA requires the EPA to establish a National Priorities List ("NPL") of sites at which hazardous substances have been or are threatened to be released into the environment and which require investigation or cleanup. As one of the sellers' conditions to the Company's March 1993 acquisition of the Superior Glacier Ridge landfill, Superior was required to accept the transfer of an adjacent closed landfill identified as a CERCLA site and listed on the NPL. The Company believes that it has not been identified as a potential responsible party at any other CERCLA identified site.

        The Clean Air Act

             Through state implementation of federal requirements, the Clean Air Act provides for regulation of the emission of air pollutants from certain landfills based upon the date of landfill construction, reconstruction or modification, and the volume of emissions of regulated pollutants or capacity of the landfill. EPA has issued new source performance standards regulating air emissions of methane and non-methane organic compounds from municipal solid waste landfills with certain capacity, constructed or reconstructed after May 1991. States are required to develop regulations for landfills that existed prior to that date and the regulations are in various stages of development in the states where the Company operates. The state regulations will require installation of pollution controls for pre-1991 landfills that emit over certain amounts of non-methane organic compounds. In addition to these requirements, landfills may be subject to more extensive pollution controls, emission limitations, and pre-construction permitting requirements, depending on the amount of air pollutants the landfill emits or has the potential to emit; these requirements are more stringent for landfills located in areas with air pollution problems. Some states may require a permit to install pollution controls at landfills, particularly gas extraction and flaring systems. EPA has also issued standards to regulate the disposal of asbestos-containing wastes. The landfill may be required to obtain a federal operating permit under Title V. Finally, future regulations under development by EPA for the control of emissions of hazardous air pollutants from landfills may apply; EPA plans to issue these rules in November 2000.

        The Occupational Safety and Health Act of 1970

             The Occupational Safety and Health Act of 1970, as amended ("OSHA"), authorizes the Occupational Safety and Health Administration to promulgate occupational safety and health standards. Various of those promulgated standards, including standards for notices of hazards, safety in excavation and the handling of asbestos, may apply to certain of the Company's operations. The Company has no direct involvement in asbestos removal or abatement projects. However, asbestos-containing waste materials are accepted at certain of the Company's landfills that are authorized to accept such materials, and some of the Company's collection operations receive asbestos-containing waste materials which have already been packaged and labelled. These packages are loaded onto the Company's vehicles by employees of the asbestos abatement contractors for transportation to and disposal at the Company's authorized landfills. Accordingly, OSHA regulations designed to minimize employees' exposure to airborne asbestos fibers and provide employees with proper training and protection generally apply to the Company's operations in the transportation and handling of the asbestos waste. The Company's employees are trained to respond appropriately in the event there is an accidental spill or release of the packaged asbestos-containing materials during transportation or landfill disposal.

        State and Local Regulations

             Each state in which the Company currently operates, or may operate in the future, has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid and hazardous waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and other solid and hazardous waste management facilities. In addition, many states have programs that require investigation and clean up of sites containing hazardous materials in a manner comparable to CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations affecting the Company's operations. These include zoning and health measures that limit solid waste management activities to specified facilities, laws that grant the right to establish franchises for collection services and then put out for bid the right to provide collection services, and bans or other restrictions on the movement of solid wastes into a municipality.

             Certain permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on the importation of out-of-state waste have not withstood judicial challenge. However, from time to time federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. Although such legislation has not yet been passed by Congress, if this or similar legislation is enacted, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could materially adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.

             In addition, certain states and localities may for economic or other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the United States Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, the Company may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned proposed federal legislation would allow states and localities to impose certain flow control restrictions. These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may materially adversely affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's business, financial condition and results of operations could be materially adversely affected.

             The permits or other land use approvals with respect to a landfill, as well as state or local laws and regulations, may (i) specify the quantity of waste that may be accepted at the landfill during a given time period; and/or (ii) specify the types of waste that may be accepted at the landfill. Once an operating permit for a landfill is obtained, it is generally necessary to renew the permit periodically.

             There has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and to provide waste recycling and limit or prohibit the disposal of certain types of solid wastes, such as yard wastes, in landfills. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills has reduced the volume of waste disposed of by the Company's continuing customers. The Company has responded to these trends by increasing its emphasis on providing recycling services to its customers.

   Legal Proceedings

             In connection with an acquisition in March 1993, the Company was required to accept the transfer of an adjacent closed landfill that is listed on the National Priorities List ("NPL"). A remedial investigation was performed by the PRPs (including the Company) to determine the scope and nature of the contamination at the site and a feasibility study was submitted to the EPA and WDNR which described the alternatives for remediating the associated groundwater contamination. The WDNR has formally approved the remedial alternative recommended by the PRPs which calls for the installation of two to four additional gas extraction wells (which would be connected to the existing gas extraction system at the site) and continued groundwater monitoring. As of June 30, 1997, the estimated one-time capital cost for the additional extraction wells was $107,000. Annual operating, maintenance and monitoring costs for the new extraction wells, the landfill cap, the existing gas extraction system and groundwater monitoring system are estimated as $90,000. The operating duration of the proposed remediation is uncertain, but could be 30 years or longer. The Company has entered into a settlement agreement with certain generator PRPs which allocates the costs of the remediation. Under the settlement agreement, certain of the generator PRPs agreed to contribute a total of approximately 42% of future costs for remedial action and the annual operating, maintenance and monitoring costs related to the site.
   The seller and former owner of the closed landfill agreed to indemnify the Company up to $2.8 million for any site liabilities, including the annual costs of operating, maintaining and monitoring the closed landfill and any costs the Company may incur as a PRP. The Company has been paid $482,755 by the seller. The seller's remaining potential indemnification obligation was collateralizaed as of June 30, 1997 by $2,317,245 held in escrow. The $2,317,245 recoverable from the seller is included on the Company's balance sheet as part of "other assets." On August 15, 1997, an engineer selected by the seller determined that the reasonable present value of the cost of a likely remedial action plan for the closed landfill approximates $688,000. The Company is currently evaluating the engineer's determination; however, if such determination is accepted or upheld upon subsequent potential challenge, the Company may be required to return to the seller substantially all or a substantial portion of the current amount held in escrow. Although the engineer's estimate of such potential costs was substantially less than the Company's current estimate, the Company believes its existing financial reserves, together with the amounts paid or remaining payable by the seller and the contribution obligations of the generator PRPs, are adequate to cover the currently anticipated remediation costs of such landfill. As is the case with all sites on the NPL, the performance of the selected remedies at the closed landfill will be subject to periodic review by the WDNR and the EPA. In the event the selected remedies do no perform adequately to meet applicable state and federal standards, additional remedial measures beyond those currently anticipated could be required by the WDNR or EPA. Implementation of any such additional remedial measures may involve substantial additional costs beyond those currently anticipated.

             In connection with the formation of the Company in 1993 through the consolidation of three groups of independent waste services companies, certain potential environmental liabilities associated with the previously filled portion of the Superior Valley Meadows landfill were identified.
   At the time of the consolidation of these companies into the Company, a contingent liability escrow was established to cover the then estimated costs of remediation and monitoring with respect to these contingent liabilities. To indemnify the Company against up to $1,308,000 of these contingent liabilities, 130,800 shares of the Company's Common Stock otherwise issuable as part of the consolidation to the individual who was the principal shareholder of the prior owner of the site and who is now a director, executive officer and significant shareholder of the Company, were withheld from issuance. In order to preserve the Company's rights under this indemnification arrangement prior to the February 24, 1997 expiration date for advancing such types of indemnification claims, the Company formally notified the individual of the Company's claim against the withheld shares for the entire amount of the originally established liability escrow. The Company believes that the entire amount of such environmental liabilities will either be covered by the foregoing indemnification arrangement or otherwise is not expected to have a material adverse effect on the Company's results of operations or financial condition.

             The Missouri Department of Natural Resources ("MDNR") has alleged that the prior owner of the Company's Oak Ridge Landfill in Ballwin, Missouri exceeded the permitted vertical elevation of the landfill by allowing disposal of solid waste outside the permitted contours of the landfill. The MDNR has also alleged that the landfill has not complied with the terms of a settlement agreement with the MDNR addressing these allegations. A Company subsidiary purchased the landfill in September 1996. The Company is unable to assess the cost, if any, of correcting this alleged violation, or the extent of any fine which may be imposed by MDNR. The Company believes that any expense associated with correcting the alleged violation as well as any such fine imposed would be covered by the indemnification obligations of the landfill's prior owner.

             A group of local citizens has filed a petition with the WDNR for an administrative contested case hearing with respect to the proposed expansion of one of the Company's Wisconsin landfills. The petition challenges the environmental feasibility of the proposal.

             The Company carries a range of insurance, including a commercial general liability policy and a property damage policy. The Company's policies include certain deductible and co-insurance provisions which require the Company to bear certain liabilities otherwise covered by such policies. The Company maintains a limited environmental impairment liability policy on its landfills and transfer stations that provides coverage, on a "claims made" basis, against certain third party off-site environmental damage. There can be no assurance that the limited environmental impairment policy will remain in place or provide sufficient coverage for existing, but not yet known, third party, off-site environmental liabilities. The Company is also a party to various legal proceedings arising in the normal course of business. The Company believes that the ultimate resolution of these other matters will not have a material adverse effect on the Company's financial condition or results of operations.


                                   MANAGEMENT

   Directors, Executive Officers and Key Employees

             The following table sets forth information, as of September 11, 1997, regarding the directors, executive officers and certain key employees of the Company:

        Name                  Age         Company Position

   Joseph P. Tate  . . . . .   53    Chairman and Director
   G. William Dietrich . . .   51    President, Chief Executive Officer and
                                     Director
   George K. Farr  . . . . .   39    Chief Financial Officer and Treasurer
   Peter J. Ruud . . . . . .   43    Vice President - Administration and
                                     Secretary
   Scott S. Cramer . . . . .   45    Vice President and General Counsel
   B. Todd Watermolen  . . .   38    Vice President - Director of
                                     Environmental Engineering and Chief
                                     Compliance Officer
   Dale O. Nolder  . . . . .   44    Vice President - Market Development
   Gary Blacktopp  . . . . .   49    Operating Vice President
   John H. King  . . . . . .   40    Operating Vice President
   Mike Leannah  . . . . . .   44    Operating Vice President
   Gary G. Edler . . . . . .   50    Vice President-Projects and Director
   Francis J. Podvin . . . .   56    Director
   Donald Taylor . . . . . .   69    Director
   Walter G. Winding . . . .   55    Director
   Warner C. Frazier . . . .   65    Director

             Joseph P. Tate is a co-founder of the Company. Mr. Tate has more than 30 years of experience in the solid waste services industry. In 1967, Mr. Tate founded the "Valley Group" of companies that was part of the original consolidation which created the Company in 1993 and, prior to the Company's formation was a shareholder, officer and director of each of these companies. Since the Company's formation, he has continued to serve in various executive capacities with certain of the Company's subsidiaries. From January 1993 until August 1994, Mr. Tate served as Chief Executive Officer of the Company. Mr. Tate has been a member of the Board of Directors since the Company's original incorporation in July 1992 and has been Chairman of the Board of the Company since January 1993.

             G. William Dietrich joined the Company in February 1994 as Vice President-Solid Waste and was promoted to President and Chief Operating Officer in September 1994, with management responsibility for all of the Company's operations. Mr. Dietrich was promoted to President and Chief Executive Officer in November 1995. Prior to his employment by the Company, Mr. Dietrich was employed for over two and one-half years by BFI, as a divisional vice president responsible for BFI's solid waste collection, transportation and disposal operations in Eastern and Northern Ontario. Prior thereto, Mr. Dietrich was a district manager for Laidlaw (a national solid waste company) for three years with principal responsibility for Laidlaw's solid waste operations in a substantial portion of the Northeastern United States. Mr. Dietrich has been a director of the Company since September 1994.

             George K. Farr joined the Company in February 1993 as Corporate Controller, with financial reporting responsibility for all of Superior's operating locations. In December 1994 he was promoted to Chief Financial Officer of the Company, with responsibility for the oversight of all of the Company's financial matters. Prior to joining the Company, he served as the Market Development Controller for Sanifill, Inc. (a solid waste service company), Houston, Texas, from February 1991 to July 1992, where he was responsible for supervising the financial due diligence process and subsequent integration of Sanifill's major acquisitions. Prior thereto, he held various financial management positions, including Executive Vice President-Finance and Administration, at BancPlus Savings Association (a savings and loan institution), Houston, Texas, for five years.

             Peter J. Ruud joined the Company in September 1993 as Vice President-General Counsel and Corporate Secretary. In November 1995, Mr. Ruud also assumed oversight responsibility for the Company's human resources and health and safety functions. In July 1997, Mr. Ruud became Vice President-Administration, with responsibility for human resources, health and safety, administration, special projects, public relations and governmental relations. Prior to joining the Company, Mr. Ruud was in private practice with the law firm of Davis & Kuelthau, S.C., Milwaukee, Wisconsin, since 1978, specializing in environmental and corporate law and regulatory compliance. Mr. Ruud also served as a member of the firm's managing Board of Directors. While a shareholder of Davis & Kuelthau, S.C., Mr. Ruud was actively involved in the formation of the Company.

             Scott S. Cramer joined the Company in July 1997 as Vice President-General Counsel, with responsibility for all of the Company's legal matters. Prior to joining the Company, Mr. Cramer served in various legal capacities for more than 13 years with BFI. Most recently Mr. Cramer was Senior Corporate Counsel to BFI. Mr. Cramer also was European Regional Counsel, Vice President and Director of Legal Affairs as well as Corporate Secretary for Browning-Ferris Industries Europe, Inc. in Utrecht, The Netherlands from July 1989 to January 1993. Prior to joining BFI, Mr. Cramer was counsel to Pennzoil Company (a major oil and gas concern) which followed his tenure in private practice.

             B. Todd Watermolen joined the Company as Director of Environmental Engineering and was promoted to Chief Compliance Officer in 1994, with responsibility for environmental planning, management and compliance. Prior to his employment by the Company, Mr. Watermolen was employed for approximately three years as senior environmental engineer at Creative Resource Ventures, Ltd. (a solid waste landfill development company), Madison, Wisconsin. Prior thereto, he was employed by RMT, Inc. (an engineering consulting firm), Madison, Wisconsin, as a design Group Leader/Senior Project Engineer for four years.

             Dale O. Nolder has more than 12 years of experience in the solid waste services industry. Mr. Nolder was named Vice President-Market Development for Superior in November 1996 responsible for all external growth activities of the Company. Immediately prior to joining the Company, Mr. Nolder headed BFI's growth program in the Greater New York market with responsibility for all market development activity in his region, including acquisitions, municipal marketing, infrastructure development and marketplace planning. Prior thereto, he was the southern regional market development manager for BFI. Mr. Nolder also served in various financial and market development capacities with Chambers Development Company, Inc. from May 1985 to November 1993.

             Gary Blacktopp has more than 11 years of experience in the solid waste services industry. Mr. Blacktopp joined the Company in June 1994 in the dual role of General Manager of the Superior-Sheboygan solid waste collection and transfer operations and Vice President-Equipment/Maintenance. In November 1995, Mr. Blacktopp was promoted to the position of Operating Vice President-Lake Region, with responsibility for the Company's solid waste operations in Eastern and Southern Wisconsin and Northern Illinois. In May 1997, Mr. Blacktopp's area of responsibility was increased to include the Company's operations located in the Northwest Region, including Northwest Wisconsin, Minnesota and Iowa. The Lake Region and Northwest Region have been combined and are now known as the Midwest Region. Prior to his employment by the Company, Mr. Blacktopp was employed for two and one-half years by BFI as Assistant District Manager of its Toronto, Canada District, overseeing operations, maintenance, three transfer stations and various recycling facilities. Prior thereto, Mr. Blacktopp was Regional Maintenance Manager for Laidlaw Waste Systems-Canada, a division of Laidlaw, for one year, and Maintenance Manager for Waste Management, Inc. in Toronto, Canada for seven years.

             John H. King has more than 13 years of experience in the solid waste services industry. In June 1994, Mr. King joined the Company as Vice President-Operations and was promoted to the position of Operating Vice President-Special Services in September 1994, with responsibility for managing the Company's other integrated waste services group. In April 1997, Mr. King's area of responsibility was expanded to include solid waste operations in the Company's central region. Prior to his employment by the Company, Mr. King was employed for five years by Laidlaw as Director of Operations for its Ohio and Michigan regions, with responsibility for the management of Laidlaw's collection operations throughout that territory. For six years prior thereto, Mr. King served in various capacities with BFI.

             Mike Leannah has more than 11 years of experience in the solid waste services industry and 12 years in the transportation industry. Mr. Leannah joined the Company in June 1997 in the role of Operating Vice President, with responsibility for managing the Company's operations in its Southeast Region. Prior to his employment by the Company, Mr. Leannah was employed for 11 years by Waste Management, Inc. (a solid waste services company). During his 11 years with Waste Management, Inc., he served in various capacities, including State President, Georgia; Vice President Operations, Pennsylvania; Director of Solid Waste Operations, Italy; Director of Operations Training, Waste Management International, London, England; International Special Projects Manager, Stockholm, Sweden; Division President, Oklahoma and Division President, Washington. Prior to that, Mr. Leannah worked at numerous executive positions with McLean Trucking Company, a long haul motor carrier.

             Gary G. Edler is a co-founder of the Company and has more than 28 years of experience in the solid waste services industry. Mr. Edler joined the Company at the time of its formation as Vice President in charge of the Company's wastewater biosolids and nonhazardous liquid waste management operations. For 25 years prior to joining the Company, he served as President of the "E&K Group" of companies that was a part of the Company's formation. Mr. Edler has been a director of the Company since the Company's original incorporation in July 1992.

             Francis J. Podvin has been a principal in the law firm of Nash, Podvin, Tuchscherer, Huttenberg, Weymouth & Kryshak, S.C., Wisconsin Rapids, Wisconsin, since 1965, currently serving as its President, and specializes in business combinations, banking and corporate finance. Mr. Podvin has been a director of the Company since the Company's original incorporation in July 1992. Nash, Podvin, Tuchscherer, Huttenberg, Weymouth & Kryshak, S.C. has from time to time performed, and is expected to continue to perform, legal services for the Company.

             Donald Taylor has been a principal in Sullivan Associates (specialists in board of directors searches), Milwaukee, Wisconsin, since 1992. Mr. Taylor served as Managing Director of U.S.A. Anatar Investments, Ltd. (a venture capital firm) from 1989 to 1992, and prior thereto as Chairman and Chief Executive Officer of Rexnord, Inc. (a manufacturer of power transmission equipment), Milwaukee, Wisconsin. Mr. Taylor is a director of Johnson Controls, Inc., Banta Corporation and Harnischfeger Industries, Inc. Mr. Taylor has served as a member of the Board of Directors since the Company's March 1996 initial public offering.

             Walter G. Winding has been the owner and Chief Executive Officer of Winding and Company (business consultants for closely-held companies), Hartland, Wisconsin, since 1995. From January 1994 to January 1996 Mr. Winding was Senior Vice President of HM Graphics Inc. (commercial printing company), West Allis, Wisconsin. For six years prior thereto, Mr. Winding served as President and Chief Executive Officer of Schweiger Industries, Inc. (furniture manufacturer), Jefferson, Wisconsin, and prior thereto was Schweiger's Vice President-Administration for four years. Prior thereto, Mr. Winding served in various management positions with Jos. Schlitz Brewing Company, Milwaukee, Wisconsin. Mr. Winding currently serves on numerous boards of directors of privately-held companies. Mr. Winding has served as a member of the Board of Directors since the Company's March 1996 initial public offering.

             Warner C. Frazier has been the Chairman and Chief Executive Officer of Simplicity Manufacturing, Inc. (a manufacturer of lawn and garden power equipment), Port Washington, Wisconsin, since 1983, and also served as President of that firm from 1980 to 1996 and as Vice President of Marketing from 1976 to 1980. Prior thereto, Mr. Frazier served in various management positions with Allis-Chalmers, in Milwaukee, Wisconsin, Los Angeles, California, and Seattle, Washington. Mr. Frazier currently serves on the board of directors of Rexworks, Inc. and Northwestern Steel & Wire Co. and several privately-held companies. Mr. Frazier was elected to the Board of Directors at the Company's 1997 annual shareholders meeting.

                             PRINCIPAL SHAREHOLDERS

             The following table sets forth certain information as of September 11, 1997 with respect to the beneficial ownership of Common Stock by (a) all persons or entities known to the Company to be the beneficial owner of more than five percent or more of the Common Stock; (b) each executive officer set forth above; (c) each director; and (d) all executive officers and directors as a group. Unless otherwise noted, each person has sole investment and voting power with respect to the shares indicated (subject to applicable marital property laws).

                                 Number of    Percentage of
                                   shares         shares       Percentage of
                                beneficially     prior to         shares
     Name of beneficial owner      owned         offering     after offering

    Joseph P. Tate(1)(2)(4) .     2,755,543      14.3%           11.8%
    G. William Dietrich(3)(4)       230,113       1.2%              *
    George K. Farr(4) . . . .        85,923         *               *
    Peter J. Ruud(4)  . . . .        23,195         *               *
    Gary G. Edler(1)(4) . . .       649,038       3.4%            2.8%
    Francis J. Podvin(4)(5) .        37,264         *               *
    Donald Taylor(4)  . . . .         3,833         *               *
    Walter G. Winding(4)  . .         3,833         *               *
    Warner C. Frazier . . . .           600         *               *
    Scott S. Cramer . . . . .           200         *               *
    Raymond M. Cash(6). . . .     1,510,300       7.8%            6.5%
    All executive officers
    and directors as a group
    (10 persons)(4) . . . . .     3,789,542      19.3%           16.0%
   __________________
   *    Indicates less than 1%.
   (1) Address is c/o 10150 West National Avenue, Suite 350, West Allis, Wisconsin 53227. The listed number of shares for Mr. Edler includes 1,300 shares owned by Mr. Edler's spouse.
   (2) The listed shares include 268,700 shares owned by a trust established by Mr. Tate, in which Mr. Tate acts as trustee.
   (3) The listed shares include 1,000 shares owned by Mr. Dietrich's spouse.
   (4) The shares listed for Messrs. Tate, Dietrich, Farr and Ruud include 3,112, 228,913, 85,823, and 23,195 shares, respectively, subject to acquisition upon the exercise of stock options currently exercisable or exercisable prior to November 10, 1997. The shares listed for Messrs. Edler, Podvin, Taylor and Winding include 1,049, 3,333, 3,333, and 3,333 shares, respectively, subject to acquisition upon the exercise of stock options currently exercisable prior to November 10, 1997. The shares listed for all executive officers and continuing directors as a group include 352,091 shares subject to acquisition upon exercise of stock options currently exercisable prior to November 10, 1997.
   (5)  The listed shares include 13,000 shares owned by Mr. Podvin's spouse.
   (6) Except to the extent information is believed to be otherwise known by the Company, the information with respect to Mr. Cash is as of July 7, 1997, as reported by Mr. Cash in his Schedule 13D dated July 7, 1997. Pursuant to such Schedule 13D, the listed shares include 960,974 shares owned by The Cash Family Limited Partnership. Mr. Cash is the sole shareholder and director of Cash Resources, Inc., the sole general partner of The Cash Family Limited Partnership.


                                  UNDERWRITING

             Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement:

   Underwriter                                               Number of shares

   BT Alex. Brown Incorporated . . . . . . . . . .                  1,000,000
   Goldman, Sachs & Co.  . . . . . . . . . . . . .                  1,000,000
   Robert W. Baird & Co. Incorporated  . . . . . .                  1,000,000
   Raymond James & Associates, Inc.  . . . . . . .                  1,000,000

   Total . . . . . . . . . . . . . . . . . . . . .                  4,000,000
                                                                    =========

             The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of the Common Stock offered hereby, if any of such shares are purchased.

             The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.80 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After this offering, the offering price and other selling terms may be changed by the Underwriters.

             The Company has granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus Supplement, to purchase up to 600,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares offered by the Company hereunder, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,000,000 shares are being offered.

             The Underwriting Agreement contains covenants of indemnity and contribution among the Company and the Underwriters with respect to certain liabilities, including liabilities under the Securities Act of 1933, as amended.

             To facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with the offering, thereby creating a short position in the Underwriters' account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Underwriters also may reclaim selling concessions allowed to an Underwriter or dealer, if the Underwriters repurchase shares distributed by that Underwriter or dealer.

             Subject to applicable limitations, the Underwriters, in connection with this offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. The Underwriters are not required to engage in these activities and may end these activities at any time.

             The Company and its executive officers and directors have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any Common Stock of the Company or any securities convertible into, or exchangeable for, or any rights to purchase or acquire, Common Stock of the Company (other than employee stock options granted by the Company in the ordinary course of business) for a period of 90 days after the date of this Prospectus Supplement, without the prior written consent of BT Alex. Brown Incorporated, except for shares of Common Stock issued by the Company to effect business acquisitions.

             BT Alex. Brown Incorporated has in the past provided, and it and/or other Underwriters may in the future provide, certain investment banking services to the Company.

                                  LEGAL MATTERS

             The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Foley & Lardner, Milwaukee, Wisconsin. Certain legal matters related to this offering will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.



   PROSPECTUS

                                5,000,000 Shares


                             SUPERIOR SERVICES, INC.


                                  Common Stock
                              ____________________

   Superior Services, Inc. (the "Company") may offer and sell from time to time up to 5,000,000 shares of its Common Stock, par value $.01 per share ("Common Stock"), in one or more issuances at prices and on terms to be determined at the time of sale. The number of shares being sold, the public offering price, the proceeds to the Company, the intended use of such proceeds and the other terms of the offering of such shares of Common Stock will be set forth in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement") to be delivered at the time of any such offering.

   The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "SUPR." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the Nasdaq National Market, subject to official notice of issuance.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   The shares of Common Stock offered hereby may be offered and sold directly by the Company or through agents, underwriters or dealers designated from time to time. If any agent of the Company or any underwriters are involved in the sale of shares of Common Stock in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable discounts or commissions with respect to such shares of Common Stock will also be set forth in a Prospectus Supplement. See "Plan of Distribution."

   This Prospectus may not be used to consummate sales of the Common Stock offered hereby unless accompanied by a Prospectus Supplement.


                  The date of this Prospectus is August 7, 1997


                              AVAILABLE INFORMATION

             The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, ("Exchange Act"), and in accordance therewith files reports, proxy and other information statements, and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy and other information statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-1004. In addition, such reports, proxy statements and other information can be inspected at the offices of The Nasdaq Stock Association of Securities Dealers, Inc.,
   1735 K Street, N.W., Washington, D.C. 20006-1500.

             In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is http://www.sec.gov.

             This Prospectus constitutes a part of a Registration Statement on Form S-3 ("Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and exhibits thereto for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

             The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

             1.   Form 8-K/A (Amendment No. 2), dated June 30, 1997.
             2.   Form 8-K/A (Amendment No. 1), dated June 27, 1997.
             3.   Quarterly Report on Form 10-Q, dated May 14, 1997.
             4.   Current Report on Form 8-K, dated May 2, 1997.
             5.   Current Report on Form 8-K, dated February 28, 1997.
             6.   Registration Statement on Form 8-A, dated February 28,
                  1997.
             7.   Annual Report on Form 10-K for the year ended December 31,
                  1996.

             All other reports filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated herein by reference and to be part hereof from the date of filing of such documents.

             Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement relating to the shares of Common Stock offered hereby modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

             The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Superior Services, Inc., 10150 West National Avenue, Suite 350, West Allis, Wisconsin 53227, Attention:
   Investor and Public Relations Manager, telephone number (414) 328-2800.

                                   THE COMPANY

             Superior Services, Inc. (the "Company") is an acquisition-oriented, integrated solid waste company providing solid waste collection, transfer, recycling and disposal services to residential, commercial and industrial customers. The Company's Common Stock is listed on the Nasdaq National Market and trades under the symbol "SUPR." The Company is a Wisconsin corporation with its principal executive offices located at 10150 West National Avenue, Suite 350, West Allis, Wisconsin 53227, and its telephone number is (414) 328-2800.

                                  RISK FACTORS

             Any Prospectus Supplement with respect to shares of the Common Stock offered hereby will set forth certain risk factors, in addition to other information contained in the Prospectus Supplement, that prospective investors should carefully consider in evaluating the Company and its business before purchasing shares of the Common Stock offered pursuant to such Prospectus Supplement and this Prospectus.

                                 USE OF PROCEEDS

             The net proceeds to the Company from the sale of Common Stock being offered hereby will be used to support directly or indirectly the Company's strategy to grow through the acquisition of other solid waste operations. Specific information concerning the use of proceeds from any sale of Common Stock offered hereby will be set forth in any Prospectus Supplement relating to such shares.

                          DESCRIPTION OF CAPITAL STOCK

   General

             The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.01 per share, and 500,000 shares of undesignated preferred stock, par value $.01 per share. All currently outstanding and newly issued shares of Common Stock include an attached Common Stock Purchase Right which trades with each such share of Common Stock. As of June 30, 1997, the Company believes there were approximately 238 holders of record of the Company's Common Stock and there were in excess of 2,800 beneficial owners.

   Common Stock

             As of June 30, 1997, there were 19,256,095 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote for each share of Common Stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law ("WBCL") described below. Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected. The Company's Restated Articles of Incorporation ("Restated Articles") and Restated By-Laws provide that the Board of Directors are divided into three substantially equal classes, with staggered three-year terms. Subject to the prior rights of the holders of any class or series of preferred stock then outstanding, and any contractual restrictions on the payment of dividends, the Board of Directors may in its discretion declare and pay dividends on the Common Stock out of legally available earnings or assets of the Company. Subject to the prior rights of the holders of any class or series of preferred stock then outstanding, in the event the Company is liquidated, any amounts remaining after the discharge of all outstanding debt will be paid pro rata to the holders of Common Stock. The outstanding shares of Common Stock are, and the Common Stock to be issued pursuant to this Prospectus and any Prospectus Supplement will be, legally issued, fully paid and nonassessable, except for certain statutory liabilities which may be imposed by Section 180.0622(2)(b) of the WBCL for unpaid employee wages. Holders of Common Stock have no preemptive rights to acquire unissued shares of capital stock of the Company.

   Preferred Stock

             The Board of Directors is authorized to issue from time to time, without shareholder authorization, up to 500,000 shares of preferred stock in one or more designated series, with such voting, dividend, redemption, conversion and exchange provisions as are provided in the particular series. No dividends or other distributions are to be payable on the Common Stock unless dividends are paid in full on any then outstanding preferred stock and all sinking fund obligations for any then outstanding preferred stock, if any, are fully funded. In the event of a liquidation or dissolution of the Company, the outstanding shares of any then outstanding preferred stock would have priority over the Common Stock to receive the amount specified in each particular series out of the remaining assets of the Company. Any future issuance of preferred stock may have the effect of deferring, delaying or preventing a change in control of the Company, or decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. As of June 30, 1997, no shares of preferred stock were outstanding.

   Common Stock Purchase Rights

             On February 21, 1997, the Board of Directors of the Company declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was paid on March 24, 1997 to the shareholders of record on March 10, 1997. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and LaSalle National Bank, as rights agent. The description of the Rights contained herein is qualified in its entirety by reference to the Rights Agreement set forth in the Form 8-A Registration Statement dated February 28, 1997.

             The Rights Agreement provides that, until the Distribution Date (defined as the earlier to occur of (i) the public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Company, an employee benefit plan of the company or a subsidiary, or certain existing shareholders) (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Shares Acquisition Date") or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Company, a subsidiary of the Company, an employee benefit plan of the Company or a subsidiary, or certain existing shareholders) of 15% or more of such outstanding shares), the Rights will be transferred with and only with the shares. The Rights are not exercisable until the Distribution Date. Upon a Distribution Date, each Right entitles the registered holder to purchase from the Company one share at a price of $90.00 per share, subject to adjustment (the "Purchase Price").

             In the event that any person becomes an Acquiring Person (a "Flip-In Event"), each holder of a Right will thereafter generally have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently becomes beneficially owned by an Acquiring Person, related persons and transferees will be null and void.

             In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of its consolidated assets or earnings power are sold (the events described in clauses (i) and (ii) are herein referred to as "Flip-Over Events"), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the then current Purchase Price.

             At any time after a person becomes an Acquiring Person and prior to the acquisition by any Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share, per Right (subject to adjustment).

             At any time prior to a person becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

             Other than provisions relating to principal economic terms of the Rights, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 15% to not less than 10%, with appropriate exceptions for any person then beneficially owning a percentage of the number of shares of Common Stock then outstanding equal to or in excess of the new threshold, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights. The Board of Directors of the Company may also amend the Rights Agreement to exclude certain potential acquirors proposing to acquire the Company in a transaction that the Board of Directors deems to be in the best interests of the Company, its shareholders and other constituencies of the Company.

             Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

   Certain Statutory and Other Provisions

        Statutory Provisions

             Section 180.1150 of the WBCL provides that the voting power of shares of public Wisconsin corporations, such as the Company, held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This statutory voting restriction does not apply to shares acquired directly from the Company or shares for which full voting power has been restored pursuant to a vote of shareholders.

             Sections 180.1140 to 180.1144 of the WBCL (the "Wisconsin Business Combination Statute") regulate a broad range of "business combinations" between a Wisconsin corporation and an "interested stockholder." The Wisconsin Business Combination Statute defines a "business combination" to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the market value of the stock or assets of a corporation or 10% of its earning power, issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation, and certain other transactions involving an "interested stockholder." An "interested stockholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock prior to the acquisition date; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; or (iii) the consideration to be received by shareholders meets certain requirements of the Wisconsin Business Combination Statute with respect to form and amount. The Restated Articles include a provision substantially identical to the Wisconsin Business Combination Statute.

             Sections 180.1130 to 180.1133 of the WBCL provide that certain "business combinations" not meeting specified adequacy-of-price standards must be approved by a vote of at least 80% of the votes entitled to be cast by all shareholders and by two-thirds of the votes entitled to be cast by shareholders other than a "significant shareholder" who is a party to the transaction. The term "business combination" is defined to include, subject to certain exceptions, a merger or consolidation of the corporation (or any subsidiary thereof) with, or the sale or other disposition of substantially all of the assets of the corporation to, any significant shareholder or affiliate thereof. "Significant shareholder" is defined generally to include a person that is the beneficial owner of 10% or more of the voting power of the corporation.

             Section 180.1134 of the WBCL (the "Wisconsin Defensive Action Restrictions") provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to (i) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares or (ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors or a majority of the independent directors vote not to have this provision apply to the corporation. The restrictions described in clause (i) above may have the effect of deterring a shareholder from acquiring shares of the Company with the goal of seeking to have the Company repurchase such shares at a premium over the market price.

        Restated Articles of Incorporation and Restated By-Laws of the
   Company

             The Restated Articles and Restated By-Laws of the Company divide the Board of Directors of the Company into three substantially equal classes with staggered terms. The Restated Articles provide that any vacancies on the Board of Directors may be filled only by the affirmative vote of the "requisite number" of directors then in office, even if less than a quorum exists. Any director so elected will serve until the next election of the class for which such director is chosen and until his or her successor is duly elected. The "requisite number" of directors is defined in the Restated Articles to constitute two-thirds of the then serving directors.

             The Restated Articles incorporate the provisions of the Wisconsin Business Combination Statute and require that, for the Wisconsin Business Combination Statute provisions not to apply, the Board of Directors must approve a business combination with an "interested stockholder" before the stock acquisition date. The affirmative vote of at least 66-2/3% of the voting power of shares entitled to vote is required to amend, repeal or adopt any provision inconsistent with the Wisconsin Business Combination Statute provisions contained in the Restated
   Articles.

             In addition, the Restated By-Laws of the Company establish a procedure which must be satisfied by shareholders seeking to call a special meeting of shareholders. This procedure involves notice to the Company, the receipt by the Company of a written demand for a special meeting from holders of 10% or more of the issued and outstanding shares of Common Stock, a review of the validity of any such demand by an independent inspector appointed by the Company and the fixing of the record and meeting dates by the Board of Directors. In addition, shareholders demanding such a special meeting must deliver to the Company a written agreement to pay the costs incurred by the Company in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation by the Company of proxies for use at such meeting, in the event such shareholder are unsuccessful in their proxy solicitation. The Restated By-Laws also contain strict time deadlines and procedures applicable to shareholders seeking to nominate a person for election as a director or to otherwise bring business before a meeting. A shareholder may nominate a person for election to the Board of Directors of the Company at an annual meeting or bring other business before an annual meeting only by giving notice to the Secretary of the Company not less than 60 days nor more than 90 days prior to the second Tuesday in the month of May and such notice must also be received not earlier than the 90th day prior to the date of such annual meeting and not later than the close of business or the later of (i) the 60th day prior to such annual meeting and (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. In order to nominate a person for election to the Board of Directors at a special meeting of shareholders, a shareholder must deliver written notice to the Secretary of the Company not more than 90 days prior to the special meeting and not later than the close of business on the later of (i) the 60th day prior to such special meeting or (ii) the tenth day following the date on which a public announcement is first made of such special meeting and of the nominees proposed by the Board of Directors to be elected at the meeting.

        Transfer Agent

             The transfer agent for the Common Stock is LaSalle National Bank, Chicago, Illinois.

                              PLAN OF DISTRIBUTION

             The Company may offer and sell the Common Stock offered hereby in any of three ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. Any Prospectus Supplement with respect to shares of the Common Stock offered hereby will set forth the terms of the offering and amount of the proceeds to the Company from the sale thereof, any underwriting discounts and other items constituting underwriters' compensation, any public offering price, and any discounts or concessions allowed or reallowed or paid to dealers. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

             If underwriters are utilized, the Common Stock being sold to them will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriter or underwriters with respect to the Common Stock being offered will be named in the Prospectus Supplement relating to such offering and, if any underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Any underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent, and that, in general, the underwriters will be obligated to purchase all of the shares of Common Stock to which such underwriting agreement relates if any is purchased. The Company will agree to indemnify any underwriters against certain civil liabilities, including liabilities under the Securities Act.

             If a dealer is used in the sale of the Common Stock, the Company would sell such Common Stock to the dealer, as principal. The dealer could then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. The name of any dealer involved in a particular offering of Common Stock and any discounts or concessions allowed or reallowed or paid to the dealer will be set forth in the Prospectus Supplement relating to such offering.

             The Common Stock offered hereby may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Common Stock in respect of which this Prospectus is delivered will be named, any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement.

                                  LEGAL MATTERS

             The validity of the issuances of the shares of Common Stock offered hereby will be passed upon for the Company by Foley & Lardner, Milwaukee, Wisconsin and if shares are to be offered for and sold through underwriters, will be passed upon by counsel of any underwriters named in any Prospectus Supplement.

                                     EXPERTS

             The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 which are included in the Company's Annual Report on Form 10-K for its year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

             The statement of net assets acquired by the Company from BFI as of September 30, 1996 and the related statements of revenues and direct operating expenses of the operations acquired by the Company for the year then ended appearing in the Company's Form 8-K/A dated June 27, 1997 (Amendment No. 1) amending the Company's Current Report on Form 8-K dated May 2, 1997, and as amended by its Form 8-K/A filed June 30, 1997 (Amendment No. 2), incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing in giving said report.

        No person has been authorized to give information or make any representation not contained or incorporated by reference in this Prospectus Supplement in connection with the offer made hereby. If given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Shareholders, or any underwriter, agent or dealer. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus Supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


                               TABLE OF CONTENTS

                             Prospectus Supplement
                                                                        Page

   Map of Locations  . . . . . . . . . . . . . . . . . . . . . . . . .   S-2

   Prospectus Supplement Summary . . . . . . . . . . . . . . . . . . .   S-3

   Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . .   S-7

   Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . .  S-15

   Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . . . .  S-15

   Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . .  S-16

   Price Range of Common Stock . . . . . . . . . . . . . . . . . . . .  S-17

   Selected Consolidated Financial
     and Operating Data  . . . . . . . . . . . . . . . . . . . . . . .  S-18

   Management's Discussion and
     Analysis of Financial Condition
     and Results of Operations . . . . . . . . . . . . . . . . . . . .  S-20

   Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-30

   Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-49

   Principal Shareholders  . . . . . . . . . . . . . . . . . . . . . .  S-52

   Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-53

   Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-54

                                   Prospectus

   Available Information . . . . . . . . . . . . . . . . . . . . . . . . .  2
   Incorporation of Certain
     Information by Reference  . . . . . . . . . . . . . . . . . . . . . .  2
   The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
   Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
   Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
   Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . .  3
   Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . .  7
   Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
   Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8



                                4,000,000 Shares




                                     [LOGO]




                                  COMMON STOCK




                               ------------------
                             PROSPECTUS SUPPLEMENT
                               ------------------






                                 BT Alex. Brown

                              Goldman, Sachs & Co.

                             Robert W. Baird & Co.
                                  Incorporated

                                Raymond James &
                                Associates, Inc.





                               September 12, 1997